# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

RS BioTherapeutics, Inc.
157 Baltimore St. Suite 140
Cumberland, MD 21502
http://rsbiotherapeutics.com

Up to $1,235,000.00 Convertible Promissory Note.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

## Company:

Company: RS BioTherapeutics, Inc.
Address: 157 Baltimore St. Suite 140, Cumberland, MD 21502
State of Incorporation: DE
Date Incorporated: February 08, 2021

## Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $1,235,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Series Seed-1 Preferred Stock when the company raises $1,000,000.00 in a qualified equity financing.
Maturity Date: April 25, 2026
Valuation Cap: $40,000,000.00
Discount Rate: 15.0%
Annual Interest Rate: 5.0%
Minimum Investment Amount (per investor): $500.00
Terms of the underlying Security
Underlying Security Name: Series Seed-1 Preferred Stock

Voting Rights:

Series Seed-1 Preferred Stockholders have the right to vote on par with Common Stock on an as-converted basis, allowing them to influence corporate decisions.
Material Rights:
Series Seed-1 Preferred Stockholders have the right to vote on par with Common Stock on an as-converted basis, allowing them to influence corporate decisions.

Material Rights: Please note, Series Seed-1 Preferred Stock is not currently designated in the Company's Articles of Incorporation. Series Seed-1 Preferred Stock will be designated prior to the conversion of the Convertible Note sold in this offering and will contain the following material rights as the underlying security:

Dividends: Preferred Stockholders have equal priority on dividends to Common Stockholders. They receive dividends equal to common stock (on an as-converted basis).

Liquidation Preference: In the event of liquidation, dissolution, or winding up of the Corporation, Series Seed Preferred Stockholders have a priority claim on the Corporation's assets over the Common stockholders. They are entitled to be paid the greater of lx the Original Issue Price plus any declared but unpaid dividends or the amount they would receive if their shares were converted to Common Stock, before any distributions to Common Stockholders. If assets are insufficient to cover this payment, Preferred Stockholders share proportionately in the available distribution.

Deemed Liquidation Events: These include mergers, consolidations, or sales of substantially all of the Corporation's assets where the Corporation does not survive as a majority holder of its stock or its stock is not converted into a majority of the voting power of the surviving entity's stock. Series Seed Preferred Stockholders have rights to a preferential payout similar to that in a liquidation scenario. Additionally, certain transactions that don't directly result in liquidation but substantially change the company's structure or ownership are treated as liquidation events, giving Preferred Stockholders the right to preferential payments.

Voting Rights: Preferred Stockholders have the right to vote on par with Common Stock on an as-converted basis, allowing them to influence corporate decisions. Except as provided by law or by the other provisions of the Amended and Restated Articles of Incorporation, holders of Preferred Stock shall vote together with holders of Common Stock as a single class and on an as-converted to Common Stock basis.

Conversion Rights: Preferred Stock can be converted into Common Stock at any time at the holder's option, based on a conversion ratio determined by the Original Issue Price divided by the Conversion Price in effect at the time of the conversion. This right terminates upon certain events like Dissolution or Deemed Liquidation Events, provided it does affect amounts otherwise paid or payable in accordance with preferential payments defined in Section 2.1 of the Amended and Restated Articles of Incorporation, 'Preferential Payments to Holders of Preferred Stock.'

Adjustments to Conversion Price: The Conversion Price may be adjusted to protect Preferred Stockholders from dilution in certain situations, such as the Corporation issuing new stock at a price lower than the Conversion Price.

Mandatory Conversion: The Preferred Stock will automatically convert into Common Stock upon certain trigger events, such as a successful IPO that meets specified conditions or upon the decision by a majority of Preferred Stockholders. Redemption and Retirement of Shares: Preferred Stock that is redeemed, converted, or otherwise acquired by the Corporation is automatically retired and canceled, and cannot be reissued.

Waiver of Rights: Rights, powers, preferences, and terms of the Preferred Stock can be waived with the consent of the holders of a majority of the Preferred Stock then outstanding.

Notices: Holders of Preferred Stock are entitled to receive notices regarding adjustments to their rights or important corporate events.

*Annual Interest Rate subject to adjustment of bonus interests rates below.

Investment Incentives and Bonuses*

Loyalty bonus - 50% bonus interest rate

Time-Based Perk

Early Bird

Invest within the first 2 weeks | get 40% bonus interest on your interest rate

Amount-Based Perks

Tier 1 Perk — Invest $10,000+ and receive 20% bonus interest on your interest rate

Tier 2 Perk — Invest $25,000+ and receive 30% bonus interest on your interest rate

Tier 3 Perk — Invest $50,000+ and receive a 50% bonus interest on your interest rate

*All perks occur when the offering ends.

The 10% StartEngine Owners' Bonus

RS BioTherapeutics, Inc. will offer 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the loyalty bonus in addition to the aforementioned bonus.

## The Company and its Business

### Company Overview

RS BioTherapeutics, Inc. (RSBT or "the Company"), incorporated on February 8, 2021 in Delaware, is headquartered in Cumberland, Maryland. RSBT focuses on developing life-changing medicines for individuals suffering from diseases characterized by pulmonary inflammation. During its first year in 2021, the Company concentrated on researching and evaluating compounds and potential partners. Notably, on April 20, 2022, RSBT secured an exclusive license and services agreement with Synthonics, Inc., granting RSBT rights to Chylobinoid, a patent-pending compound currently sold in various nutraceutical forms to treat general inflammation. The license and service agreement grants RSBT worldwide rights to the compound to be used in any form for the treatment of all diseases characterized by pulmonary inflammation. This compound is the primary, but not only, component of RSBT-001, the compound RSBT is currently studying for the treatment of Chronic Obstructive Pulmonary Disease (COPD) and Idiopathic Pulmonary Fibrosis (IPF).

RSBT's business activities involve research, development, and potential commercialization of pharmaceutical grade therapeutic drugs. The Company's primary focus is on RSBT-001, a first-in-class, steroid-free therapeutic agent designed to reduce pulmonary inflammation. This agent targets the inflammatory cascade in the lungs at multiple levels using a proprietary, polarity adaptive transport mechanism of specific, anti-inflammatory cannabinoids. It aims to serve as an alternative treatment for various respiratory diseases, including COPD, IPF, SARS-COV-2, Cystic Fibrosis, Asthma, Bronchitis, and Acute Respiratory Distress Syndrome.

The business model of RSBT is predicated on harnessing the therapeutic power of these cannabinoids with revenue projections based on the successful development, regulatory approval, and commercial launch of its pharmaceutical drugs. The target customer base includes individuals suffering from the aforementioned respiratory diseases.

RSBT-001 is well positioned based on its novel therapeutic approach to a wide range of pulmonary diseases, and RSBT has significant investment potential due to its innovative research and development efforts. The Company's intellectual property portfolio includes a patent application for a new and distinct cultivar of the C. sativa cannabis plant, named "RSBTlBRM," which supports the formulation of RSBT-001.

PATENT INFO

On April 20, 2022, RSBT entered into an exclusive license and services agreement with Synthonics, Inc. ('Synthonics") whereby Synthonics will grant to RSBT the exclusive, worldwide right to use the patent-pending technology in the development, manufacture and commercialization of any metal coordinated cannabinoid(s) for the treatment of acute or chronic pulmonary inflammatory disorders, including, without limitation cute Respiratory Distress Syndrome. Synthonics will also provide RSBT with preclinical supply and consulting and development services.

RSBT will pay Synthonics time-based and milestone-based payments during the development phase and then royalty payments on sales after the product is commercialized. Royalty payments will range between 8% and 18% of annual sales depending on Net Sales dollar amounts.

### Competitors and Industry

The Company operates within the pulmonary inflammation market, which encompasses a broad spectrum of specific diseases affecting millions of patients.

The prevalent treatments, while effective, often rely on corticosteroids which can lead to serious side effects when used long term. Competitors in the market typically focus on addressing one or two inflammation markers. However, the Company's proof of concept (POC) studies for RSBT-001 indicate a potentially positive effect on multiple relevant markers, supporting the potential for RSBT-001 to serve more as a platform with broad applicability across multiple diseases rather than being limited to targeting one or two specific conditions.

Competitors for Chronic Obstructive Pulmonary Disease (COPD) Include:

Advair (fluticasone propionate and salmeterol)

Anoro Ellipta (umeclidinium and vilanterol inhalation powder)

Atrovent HFA (ipratropium bromide) inhalation aerosol

Bevespi Aerosphere (glycopyrrolate and formoterol fumarate)

Breo Ellipta (fluticasone furoate and vilanterol inhalation powder)

Breztri Aerosphere (budesonide/glycopyrrolate/formoterol fumarate)

Brovana (arformoterol tartrate)

Daliresp (roflumilast) tablet

Duaklir Pressair (aclidinium bromide and formoterol fumarate)

Incruse Ellipta (umeclidinium inhalation powder)

Serevent Diskus (salmeterol xinafoate)

Spiriva HandiHaler (tiotropium bromide)

Stiolto Respimat (tiotropium bromide and olodaterol)

Striverdi Respimat (olodaterol)

Trelegy Ellipta (fluticasone furoate/umeclidinium/vilanterol)

Tudorza Pressair (aclidinium bromide inhalation powder)

Utibron Neohaler (indacaterol and glycopyrrolate)

Yupelri (revefenacin)

Competitors for Idiopathic Pulmonary Fibrosis (IPF) Include:

Esbriet (pirfenidone)

Ofev (nintedanib)

### Current Stage and Roadmap

The Company has successfully completed two preclinical studies in mice, which demonstrated reductions in inflammatory biomarkers. The Company is currently engaged with the National Institutes of Health (NIH) in a research collaboration agreement focusing on the study of its lead compound, RSBT-001, in the prevention and treatment of Idiopathic Pulmonary

Fibrosis (IPF). The Company has also been accepted for scientific poster presentations at the 2024 Respiratory Innovation Summit and the 2024 American Thoracic Society meeting.

The next critical milestone for the Company involves initiating and completing animal safety and toxicology studies required to file an Investigational New Drug (IND) application. The Company intends to continue product development at the same time to support forward momentum on the Company's pipeline.

Following an IND approval, the Company plans to initiate Phase 1, first-in-human clinical studies to examine safety and dosage in healthy volunteers. These results will be used to revise/refine the protocols for the larger Phase 2 clinical studies that examine efficacy and side effects in people with the disease. Data from the Phase 2 study will then be used to focus the Phase 3 pivotal clinical studies required for marketing application and approval.

## The Team

Officers and Directors

Name: Harry Dean Hart

Harry Dean Hart's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO
  Dates of Service: January, 2022 - Present
  Responsibilities: Tasked with creating, communicating, and implementing the organization's vision, mission, and overall direction. Leads the development and implementation of the organization's strategy to enhance shareholder value. Salary: $275,000 Equity Compensation: 356,609 stock options; additional grants determined on an annual basis. Primary Company Commitment: RS BioTherapeutics, Inc., over 40 hours per week

Other business experience in the past three years:

- Employer: CommEx Consulting, LLC
  Title: Founder and CEO
  Dates of Service: January, 2017 - Present
  Responsibilities: Responsible for landing consulting opportunities focused on launch training, launch readiness, and leadership development. Coordinates activity amongst contractors delivering consulting work to clients. Dean spends 100% of his time on RS Bio. He is not providing services to any clients nor seeking any new clients through his consulting business. He does occasionally provide executive coaching services but not more than two hours per month.

Other business experience in the past three years:

- Employer: En Fuego Learning
  Title: Co- Founder and CEO
  Dates of Service: December, 2019 - December, 2023
  Responsibilities: Overseeing all aspects of the company

Name: Curtis Russell Rhine

Curtis Russell Rhine's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer
  Dates of Service: January, 2023 - Present
  Responsibilities: Oversee all financial matters including banking, reporting, taxes, planning, forecasting, and cash management. Curtis works on a salary basis for RS Bio and that is where he spends to vast majority of his time - typically 40 hours per week or more as needed. He also works on an hourly contract basis for the James Wood Family Office as needed. This typically runs between 8 - 16 hours per week. Salary: $225,000 Equity Compensation: 132,519 stock options; additional grants determined on an annual basis. Primary Company Commitment: RS BioTherapeutics, Inc.

Other business experience in the past three years:

- Employer: James Wood Motors, Inc.
  Title: Family Office Chief Financial Officer
  Dates of Service: November, 2018 - March, 2024
  Responsibilities: Manages money, financial investments, taxes, and estate planning for a family that owns franchise auto dealerships and significant properties.

Name: Michelle Lee Shuffett

Michelle Lee Shuffett's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Medical Officer
  Dates of Service: May, 2023 - Present
  Responsibilities: Oversight of the RSBT-001 development program, ensuring the scientific integrity of messaging and communications, maintaining key industry collaborations, and establishing thought leadership. Salary: $225,000
  Equity Compensation: 88,957 stock options; additional grants determined on an annual basis. Primary Company Commitment: RS BioTherapeutics, Inc.

Other business experience in the past three years:

- Employer: Sea Sprite International Ltd
  Title: Sole Owner/Founder
  Dates of Service: March, 2018 - Present
  Responsibilities: Provides fractional leadership roles or project-based offerings including brand identity, business strategies, and operational frameworks.

Other business experience in the past three years:

- Employer: Maavee
  Title: Advisory Board Member
  Dates of Service: November, 2018 - Present
  Responsibilities: Advising on strategic content development and c-level support to tailor wellness solutions that meet the unique needs of diverse employees through a mobile experience and marketplace.

Other business experience in the past three years:

- Employer: Columbia Care
  Title: Consultant, Scientific Research & Clinical Communications
  Dates of Service: May, 2020 - June, 2023
  Responsibilities: Specialized in medical marketing, research, cannabinoids, HCP education, and medical cannabis, providing expert knowledge and communication strategies.

Other business experience in the past three years:

- Employer: 100 Million Ways Foundation
  Title: Event Chair & Advisory Board Member
  Dates of Service: May, 2022 - December, 2023
  Responsibilities: Focused on safer, smarter, saner approaches to chronic pain, opioid use, anxiety, depression, and PTSD through advisory support and event leadership.

Other business experience in the past three years:

- Employer: Radicle Science
  Title: Chief Growth Officer
  Dates of Service: November, 2020 - June, 2022
  Responsibilities: Executive role in C-suite focusing on the growth and expansion of the company's scientific research initiatives.

Name: Justin Scott Molignoni

Justin Scott Molignoni's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chairman of the Board, Chief Strategy Officer
  Dates of Service: February, 2021 - Present
  Responsibilities: Works in conjunction with the CEO on strategy and planning. Salary: $100,000 Equity Compensation: None; Primary Company Commitment: RS Biotherapeutics, Inc., 30-40 hours per week

Other business experience in the past three years:

- Employer: Comprehensive Rehab Consultants
  Title: Nurse Practitioner of Physical Medicine and Rehabilitation
  Dates of Service: November, 2023 - Present
  Responsibilities: Diagnose and treat pain as a result of injury, illness or disabling condition. Determine and lead treatment/prevention plan. Lead a team of medical professionals, which may include physical therapists, occupational therapists, and physician extenders to optimize patient care in acute care and long-term care centers

Name: Dustin William Freas

Dustin William Freas's current primary role is with Novus Pain Management. Dustin William Freas currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: February, 2021 - Present
  Responsibilities: Board member and investor. No salary or equity comp. Primary Company Commitment: Novus Pain Management

Other business experience in the past three years:

- Employer: Certified Alternative Medicine Providers
  Title: Board Member
  Dates of Service: January, 2021 - Present
  Responsibilities: Assists in making board decisions.

Other business experience in the past three years:

- Employer: Grow West Cannabis Company
  Title: Founder
  Dates of Service: March, 2017 - Present
  Responsibilities: Leading a family-owned medical cannabis cultivation and dispensary operation, overseeing more than 80 employees, and contributing to the local community and economy in Cumberland, MD.

Other business experience in the past three years:

- Employer: Good Harvest Investments
  Title: Chief Executive Officer
  Dates of Service: January, 2017 - Present
  Responsibilities: High-level investment in the cannabis ancillary and medicinal markets. Engaged as a speaker on Medicinal Cannabis panels across the Mid-Atlantic region. Contributed to crafting opioid replacement legislation in MD and WV, promoting medicinal cannabis utilization. Anchor investor and general partner at Merida Capital Partners.

Other business experience in the past three years:

- Employer: CAMP Cannabis
  Title: Founder
  Dates of Service: May, 2018 - Present
  Responsibilities: Operates a cultivation and processing company. Recognized as the only majority woman-owned business to win cultivation and manufacturing licenses in Missouri, ensuring progressive leadership and innovation in the industry.

Other business experience in the past three years:

- Employer: Novus Pain Management
  Title: CEO, Managing Partner
  Dates of Service: May, 2015 - Present
  Responsibilities: Provides physical medicine and pain management physician care across multiple geriatric patient settings in MD, PA, and VA through a multi-state sub-specialty physician practice.

Other business experience in the past three years:

- Employer: Careventures
  Title: Chief Development Officer, Managing Partner
  Dates of Service: May, 2009 - Present
  Responsibilities: Oversees new business development and acquisition for various healthcare and rehabilitation services. Successfully established and signed contracts generating significant revenues and was pivotal in major healthcare acquisitions.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk.
An investment in the Company (also referred to as "we", "us", "our", or "the Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections.
Our primary current projections have to do with timing of completing required work to allow the company to file an Investigational New Drug (IND) application. Completing the work requires significant funds and there is no certainty that the funds will be available. Additionally, even with the necessary funds available, there is no certainty regarding the timing of completing the required animal studies. Additionally, more product development work is required to produce the final product that will be used in human studies if the IND is ultimately filed and approved and there is no certainty that said product development work will be completed successfully. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess.
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited.
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment.
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current

corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures.
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance.
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). These advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to capital in order to complete the work necessary to file the IND. It is a difficult environment for raising capital on favorable terms. Ifwe cannot obtain sufficient capital through this Regulation CF offering, we could be forced to raise additional equity capital through another offering, delay the work needed to file the IND, or take some other action. Issuing more equity will require bringing on additional investors. Securing these additional investors could require pricing our equity below the valuation cap in this offering. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to further delay the work required to file the IND. In that case, the only asset remaining to generate a return on your investment could be our intellectual property.

Terms of subsequent financings may adversely impact your investment.
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. The Company also has a series of Simple Agreements for Future Equity in the aggregate amount of $3,116,300.00 outstanding with a pre-money valuation cap of $40 million and a discount of 20% (the "Series 2 SAFEs"). The Series 2 SAFEs convert into the next class of preferred stock issued in a priced round exceeding $3,000,000. The Series 2 SAFEs are likely to convert into a preferred stock with more favorable terms than the terms of your investment.

Management's Discretion as to Use of Proceeds.
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information.
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in the prototype phase and might never be operational products.
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties.

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks.
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Minority Holder; Securities with Voting Rights.
The stock that your investment will convert into will have certain voting rights. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after any creditors of our company have been paid out.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment.
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg.D or Reg. CF), the burden of which can be substantial.

We face significant market competition.
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Vulnerability to Economic Conditions.
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Factors such as inflation and interest rates can affect the cost of raw materials and operational expenses, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape.
The potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have pending patent approval's that might be vulnerable.
One of the Company's most valuable assets is its intellectual property. The Company owns an exclusive license to the patent-pending compound used to produce our product. Due to the value of the license, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property from such violations. It is important to note that unforeseeable costs associated with such practices may affect cash requirements. It is uncertain that the patent will be approved and, if not, there is a risk that another company could produce the same product as ours which would significantly reduce the value of your investment. To protect our rights in our products and technology we rely on a combination of licensing and service agreements, including for the use of patent pending technology, trademark and copyright laws, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products or technology, obtain and use information, marks, or technology that we regard as proprietary or otherwise violate or infringe our intellectual property rights. Our licensing and servicing agreement with Synthonics, Inc. could be broken, discharged, or renegotiated. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened. Effectively policing the unauthorized use of our products and technology is time consuming and costly. And the steps taken by us may not prevent misappropriation of our assets or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective and unauthorized parties may copy aspects of our products or obtain and use information,

marks, or technology that we regard as proprietary or exclusive. We may have to litigate to enforce our intellectual property rights including patents, to protect our trade secrets, or to determine the validity and scope of others proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive and the outcome difficult to predict.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary right. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Additionally, ifwe make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business and financial condition. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business.

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers,clinical research organizations and product development companies. Our ability to complete the work required to file the IND depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business and financial condition. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Force majeure events.

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity.

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering

Any such investments will be included in the raised amount reflected on the campaign page.

Quality and Safety of our Product.

The quality of a product can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, and in the case of a pharmaceutical product, health risks. Furthermore, products that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from improper ingredients, manufacturing defects, or improper use.

The Results of Our Clinical Trials are Uncertain.

The results of pre-clinical trials for our products may not be predictive of future results, and our current and planned clinical trials may not satisfy the requirements of the U.S. Food and Drug Administration ("FDA") or other non-U.S.

regulatory authorities. Positive results from pre-clinical studies and early clinical trial experience should not be relied upon as evidence that later stage or large-scale clinical trials will succeed. Likewise, there can be no assurance that the results of studies conducted by collaborators or other third parties will be viewed favorably or are indicative of our own future study results. We may be required to demonstrate with substantial evidence through well-controlled clinical trials that our product candidates are safe and effective for use in a diverse population of their intended uses. Success in early clinical trials does not mean that future clinical trials will be successful because product candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA and other non-U.S. regulatory authorities despite having prior usage or having progressed through initial clinical trials. Further, our drug candidates may not be approved or cleared even if they achieve their primary endpoints in phase 3 clinical trials or registration trials. The FDA or other non-U.S. regulatory authorities may disagree with our trial design and our interpretation of data from pre-clinical studies and clinical trials. In addition, any of these regulatory authorities may change requirements for the approval or clearance of a product candidate even after reviewing and providing comment on a protocol for a pivotal clinical trial that has the potential to result in FDA and other non-U.S. regulatory authorities' approval. Any of these regulatory authorities may also approve or clear a product candidate for fewer or more limited indications or uses than we request or may grant approval or clearance contingent on the performance of costly post-marketing clinical trials. The FDA or other non-U.S. regulatory authorities may not approve the labeling claims necessary or desirable for the successful commercialization of our product candidates.

Some of our programs are partially supported by government grants, specifically the National Institute of Health ("NIH,") which may be reduced, withdrawn or delayed.
We have received and may continue to receive funds under research and economic development programs funded by state and federal governmental agencies. Funding by these grants may be significantly reduced or eliminated in the future for a number of reasons. By way of example, some programs are subject to a yearly appropriations process in Congress. In addition, we may not receive funds under existing or future grants because of budgeting constraints of the agency administering the program. Any restriction on available government funding would reduce the resources that we would be able to devote to existing and future research and development efforts. Such a reduction could delay the introduction of new products and hurt our competitive position.

We are developing a novel technology that is not yet clinically validated for human therapeutic use.
Uncertainties associated with novel technologies are myriad and are further intensified by the FDA's substantial approval process. The approaches we are taking to discover and develop novel therapeutics are unproven and may never lead to marketable products.

Clinical drug development involves a lengthy and expensive process with an uncertain outcome.
The clinical trials of our product candidates may not demonstrate safety and efficacy to the satisfaction of the U.S. Food and Drug Administration (FDA), European Medicines Agency (EMA) or other comparable foreign regulatory authorities or otherwise produce positive results and the results of preclinical studies and early clinical trials may not be predictive of future results. We are substantially dependent on the success of our lead product candidate, RSBT-001, which is currently in preparation and intended for submission of an Investigational New Drug (IND) application. Acceptance of the IND by the FDA is required before we proceed with first-in-human clinical trials. If we are unable to complete development of, obtain approval for and commercialize RSBT-001 for one or more indications in a timely manner, our business will be harmed.

There are a limited number of companies seeking to develop novel cannabinoid therapies for pulmonary diseases.
Although there are currently only a limited number of companies seeking to develop novel cannabinoid therapies for pulmonary diseases, the pulmonary inflammation market is a significant one involving millions of patients and likely to attract numerous competitors who may develop and market technologies or products more rapidly than we do or that are more effective, safer or less expensive than the product candidates we develop. If these scenarios materialize, our commercial opportunities will be negatively impacted.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

## Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Real Science HoldCo. (Justin Molignoni- 34%, Dustin Freas- 29%, William Freas - 24%) | 5,000,000 | Common Stock | 74.936% |

## The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred Stock, Series Seed-1 Preferred Stock, Series 2 SAFEs, and Convertible Note - SE 2024.

### Common Stock

The amount of security authorized is 10,000,000 with a total of 5,475,733 outstanding.

### Voting Rights

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein. 2. Voting. The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation that relates solely to the terms of one (1) or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one (1) or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one (1) or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

### Material Rights

Amount Outstanding

The total amount outstanding does not include 1,098,275 shares to be issued pursuant to stock options issued.

The total amount outstanding does not include 98,352 shares to be issued pursuant to stock options, reserved but unissued.

### Series Seed Preferred Stock

The amount of security authorized is 1,579,530 with a total of 0 outstanding.

### Voting Rights

Series Seed Preferred Stockholders have the right to vote on par with Common Stock on an as-converted basis, allowing them to influence corporate decisions.

### Material Rights

Dividends: Preferred Stockholders have equal priority on dividends to Common Stockholders. They receive dividends equal to common stock (on an as-converted basis).

Liquidation Preference: In the event of liquidation, dissolution, or winding up of the Corporation, Series Seed Preferred Stockholders have a priority claim on the Corporation's assets over the Common Stockholders. They are entitled to be paid the greater of Ix the Original Issue Price plus any declared but unpaid dividends or the amount they would receive if their shares were converted to Common Stock, before any distributions to Common Stockholders. If assets are insufficient to cover this payment, Preferred Stockholders share proportionately in the available distribution.

Deemed Liquidation Events: These include mergers, consolidations, or sales of substantially all of the Corporation's assets where the Corporation does not survive as a majority holder of its stock or its stock is not converted into a majority of the voting power of the surviving entity's stock. Series Seed Preferred Stockholders have rights to a preferential payout similar

to that in a liquidation scenario. Additionally, certain transactions that don't directly result in liquidation but substantially change the company's structure or ownership are treated as liquidation events, giving Series Seed Preferred Stockholders the right to preferential payments.

Voting Rights: Series Seed Preferred Stockholders have the right to vote on par with Common Stock on an as-converted basis, allowing them to influence corporate decisions. Except as provided by law or by the other provisions of the Amended and Restated Articles of Incorporation, holders of Preferred Stock shall vote together with holders of Common Stock as a single class and on an as-converted to Common Stock basis.

Conversion Rights: Series Seed Preferred Stockholders can be converted into Common Stock at any time at the holder's option, based on a conversion ratio determined by the Original Issue Price divided by the Conversion Price in effect at the time of the conversion. This right terminates upon certain events like Dissolution or Deemed Liquidation Events, provided it does affect amounts otherwise paid or payable in accordance with preferential payments defined in Section 2.1 of the Amended and Restated Articles of Incorporation, 'Preferential Payments to Holders of Preferred Stock.'

Adjustments to Conversion Price: The Conversion Price may be adjusted to protect Series Seed Preferred Stockholders from dilution in certain situations, such as the Corporation issuing new stock at a price lower than the Conversion Price.

Mandatory Conversion: The Preferred Stock will automatically convert into Common Stock upon certain trigger events,

such as a successful IPO that meets specified conditions or upon the decision by a majority of Series Seed Preferred Stockholders.

Redemption and Retirement of Shares: Series Seed Preferred Stock that is redeemed, converted, or otherwise acquired by the Corporation is automatically retired and canceled, and cannot be reissued.

Waiver of Rights: Rights, powers, preferences, and terms of the Series Seed Preferred Stock can be waived with the consent of the holders of a majority of the Series Seed Preferred Stock then outstanding.

Notices: Holders of Series Seed Preferred Stock are entitled to receive notices regarding adjustments to their rights or important corporate events.

### Series Seed-1 Preferred Stock

The amount of security authorized is 0 with a total of 0 outstanding.

### Voting Rights

Series Seed-1 Preferred Stockholders have the right to vote on par with Common Stock on an as-converted basis, allowing them to influence corporate decisions.

### Material Rights

Please note, Series Seed-1 Preferred Stock is not currently designated in the Company's Articles of Incorporation. Series Seed-1 Preferred Stock will be designated prior to the conversion of the Convertible Note sold in this offering and will contain the following material rights as the underlying security listed below.

In addition, in the future when this note converts, investors may be required to sign on to the company's stockholders agreement. Please review the Convertible Note terms and the Stockholder Agreement attached to this offering as Exhibit F for all details.

Material Rights:

Dividends: Preferred Stockholders have equal priority on dividends to Common Stockholders. They receive dividends equal to common stock (on an as-converted basis).

Liquidation Preference: In the event of liquidation, dissolution, or winding up of the Corporation, Series Seed Preferred Stockholders have a priority claim on the Corporation's assets over the Common stockholders. They are entitled to be paid the greater of lx the Original Issue Price plus any declared but unpaid dividends or the amount they would receive if their shares were converted to Common Stock, before any distributions to Common Stockholders. If assets are insufficient to cover this payment, Preferred Stockholders share proportionately in the available distribution.

Deemed Liquidation Events: These include mergers, consolidations, or sales of substantially all of the Corporation's assets where the Corporation does not survive as a majority holder of its stock or its stock is not converted into a majority of the voting power of the surviving entity's stock. Series Seed Preferred Stockholders have rights to a preferential payout similar to that in a liquidation scenario. Additionally, certain transactions that don't directly result in liquidation but substantially change the company's structure or ownership are treated as liquidation events, giving Preferred Stockholders the right to preferential payments.

Voting Rights: Preferred Stockholders have the right to vote on par with Common Stock on an as-converted basis, allowing

them to influence corporate decisions. Except as provided by law or by the other provisions of the Amended and Restated Articles of Incorporation, holders of Preferred Stock shall vote together with holders of Common Stock as a single class and on an as-converted to Common Stock basis.

Conversion Rights: Preferred Stock can be converted into Common Stock at any time at the holder's option, based on a conversion ratio determined by the Original Issue Price divided by the Conversion Price in effect at the time of the conversion. This right terminates upon certain events like Dissolution or Deemed Liquidation Events, provided it does affect amounts otherwise paid or payable in accordance with preferential payments defined in Section 2.1 of the Amended and Restated Articles of Incorporation, 'Preferential Payments to Holders of Preferred Stock.'

Adjustments to Conversion Price: The Conversion Price may be adjusted to protect Preferred Stockholders from dilution in certain situations, such as the Corporation issuing new stock at a price lower than the Conversion Price.

Mandatory Conversion: The Preferred Stock will automatically convert into Common Stock upon certain trigger events, such as a successful IPO that meets specified conditions or upon the decision by a majority of Preferred Stockholders.

Redemption and Retirement of Shares: Preferred Stock that is redeemed, converted, or otherwise acquired by the Corporation is automatically retired and canceled, and cannot be reissued.

Waiver of Rights: Rights, powers, preferences, and terms of the Preferred Stock can be waived with the consent of the holders of a majority of the Preferred Stock then outstanding.

Notices: Holders of Preferred Stock are entitled to receive notices regarding adjustments to their rights or important corporate events.

### Series 2 SAFEs

The security will convert into The next class of preferred stock upon a next equity conversion and the terms of the Series 2 SAFEs are outlined below:

Amount outstanding: $3,116,300.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $40,000,000.00
Conversion Trigger: Next Equity Financing Conversion: This occurs automatically upon the company's issuance of equity securities in a transaction or series of transactions with aggregate gross proceeds of at least US $3,000,000, excluding proceeds from the issuance of any SAFEs or convertible debt. Liquidity Event Conversion: This occurs at the purchaser's option in the event of a Liquidity Event while the SAFE remains outstanding. A Liquidity Event is defined as a Corporate Transaction, a Direct Listing, or an IPO.

### Material Rights

There are no material rights associated with Series 2 SAFEs.

### Convertible Note - SE 2024

The security will convert into Series seed-1 preferred stock and the terms of the Convertible Note - SE 2024 are outlined below:

Amount outstanding: $0.00
Maturity Date: April 25, 2026
Interest Rate: 5.0%
Discount Rate: 15.0%
Valuation Cap: $40,000,000.00
Conversion Trigger: Qualified Financing of Preferred Stock of at least $1,000,000

### Material Rights

Please refer to the Convertible Note attached to the offering materials as Exhibit F.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Preferred Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Preferred Stock resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Series Seed-1 Preferred Stock at conversion price equal to the lesser of (i) 85% of the per share price paid by the Investors or (ii) the price equal to the quotient of $40,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible

and exercisable securities then outstanding other than the Notes.) For purposes of this Note, "Series Seed-1 Preferred Stock" shall mean a class of the Company's Series Seed Preferred Stock, par value $0.0001 per share, in all the same respects as the Company's existing Series Seed Preferred Stock, but for the liquidation price which will equal the conversion price as calculated above.

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least fifteen (15) days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of interest then outstanding under this Note plus one times the outstanding principal amount of this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Series Seed Preferred Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is canceled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity.

Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Series Seed Preferred Stock-1 at a price per security equal to the quotient of $40,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion of exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

Notwithstanding the foregoing, if following a Maturity Conversion the Company completes a Qualified Financing which would have resulted in the Investor receiving additional shares of Series Seed-1 Preferred Stock had the Note not converted pursuant to a Maturity Conversion, then the Company shall issue the Investor an additional number of shares of Series Seed-1 Preferred Stock, so that taking into account any adjustment to the Conversion Price (as defined in the Amended and Restated Charter) of the Series Seed-1 Preferred Stock, the Investor shall have the right to a number of shares of Common Stock, on an as converted basis, as the Investor would have received in connection with a conversion of the Note pursuant to Section 3(a), assuming the conversion of the Note pursuant to Section 3(a) happened on the Maturity Date.

## What it means to be a minority holder

As a convertible note holder of the company, you will have no voting rights on matters, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and

most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $3,444,306.75
  Number of Securities Sold: 5,596,321
  Use of proceeds: Proof of concept studies, drug development, license payments compensation, monthly burn
  Date: July 01, 2022
  Offering exemption relied upon: 506(b) (120,588 Shares were subsequently converted to SAFEs on April 10, 2024)

- Name: Preferred Stock
  Type of security sold: Equity
  Final amount sold: $478,000.00
  Number of Securities Sold: 75,502
  Use of proceeds: Proof of concept studies, drug development, license payments compensation, monthly burn
  Date: May 01, 2023
  Offering exemption relied upon: 506(b) (75,502 Shares were subsequently converted to SAFEs on April 10, 2024)

- Type of security sold: SAFE
  Final amount sold: $1,600,000.00
  Use of proceeds: Proof of concept studies, drug development, license payments compensation, monthly burn
  Date: January 01, 2024
  Offering exemption relied upon: 506(b)

# Financial Condition and Results of Operations

## Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

## Results of Operations

How long can the business operate without revenue:

As of March 31, 2024, the Company has sufficient cash to operate the business for four months at our current rate of cash spend. However, if necessary, the Company has the ability to defer executive compensation to extend the operating runway pending receipt of additional investment.

Foreseeable major expenses based on projections:

The largest expenses that the Company will incur over the next 19 months include approximately $3 million to complete safety and toxicology studies necessary to file our Investigational New Drug )("IND"), $1 million additional product development, $0.9 million license fees and $3 million monthly burn (includes salaries and all employee and contractor related costs, legal fees, IT support, marketing expenses, administrative expenses).

Future operational challenges:

The Company's most significant near-term challenge is securing sufficient capital to complete the safety and toxicology studies and product development work required to file the IND. We have a high degree of confidence in the results of those activities, however, there is risk that the compound, despite the natural ingredients that make up the compound, could cause severe side effects and/or negative toxicity. Similarly, despite the fact that we have, through a third-party, successfully micronized the product and shown the ability to reach the deep lung tissue needed, there is risk that unexpected product development challenges could arise.

Future challenges related to capital resources:

The capital markets have been a significant challenge over the past 18-months due primarily to a lack of liquidity of investments in portfolio companies due to the lack of an active IPO market. Nonetheless, the Company has raised over $1.5 million in the first quarter of 2024. It will be necessary for the Company to continue to successfully raise capital to fund the work required to file the IND allowing for human trials projected in 2026.

Future milestones and events:

The next major milestone for the Company will be filing the IND projected for early 2026. However, in the interim, there will be smaller milestones including data from animal studies that are currently underway by NIH as well as potential additional studies. Other interim milestones include the completion of product development and the completion of animal safety and toxicology studies.

## Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 2024, the Company has capital resources available in the form of $620 thousand cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign are critical to our company operations.

These funds are required to support the completion of product development and the execution of safety and toxicology studies required to file the IND.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, over 65% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate between four and five months. This is based on a current monthly burn rate of $140 thousand for expenses related to salaries and all employee and contractor-related costs, legal fees, IT support, marketing expenses, and other administrative expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for fifteen months. This is based on a current monthly burn rate of $140 thousand for expenses related to salaries and all employee and contractor related costs, legal fees, IT support, marketing expenses, and other administrative expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including Regulation A+, additional High Net Worth individuals, and institutional investors.

## Indebtedness

- Creditor: Real Science Holdco LLC
  Amount Owed: $726,391.00
  Interest Rate: 10.0%
  Maturity Date: December 31, 2023
  Amount Owed: $726,391.00 Including Accrued Interest as of December 31, 2023 . Principal: $589,943

- Creditor: Operating lease agreement with H&S Development LLC
  Amount Owed: $10,104.00
  Interest Rate: 0.0%
  On September 1, 2022, the Company entered into an operating lease agreement with H&S Development LLC, for a certain of business premises located in Cumberland, MD 21502. The original lease is scheduled to terminate on August 31, 2024. Lease Liability as of December 31, 2023: $10,104.00

## Related Party Transactions

- Name of Entity: Real Science Holdco LLC
  Names of 20% owners: Justin Molignoni, Dustin Freas, and William Freas
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Promissory note
  Material Terms: In the period from 2020 to 2022, the Company entered into a promissory note agreement with Real Science Holdco LLC, the largest shareholder, and borrowed $589,943. The note bears an interest rate of 10% per annum. As of December 31, 2023 and December 31, 2022, the outstanding balance of the loan is $589,895.

- Name of Entity: CSB LLC
  Names of 20% owners: William Freas
  Relationship to Company: Part-owner of Real Science Holdco LLC
  Nature / amount of interest in the transaction: Lease agreement
  Material Terms: On January 1, 2022, the Company leased an office in Cumberland, MD, from CSB LLC. CSB LLC is owned by one of four shareholders of Real Science Holdco LLC. The lease expires on December 31, 2027, and the base rent is $1 and 00/$100 per annum.

- Name of Entity: Damean Freas
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: Loan
  Material Terms: On January 3, 2024, Damean Freas, one of four shareholders in Real Science Holdco LLC, loaned RS BioTherapeutics, $100,000 for a short period in January 2024. The loan was paid back with interest several days after the loan was made.

- Name of Entity: Dean Hart
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Loan
  Material Terms: On January 18, 2024, Dean Hart, CEO, loaned $100,000 to RS BioTherapeutics. The loan was paid back with interest several days after the loan was made.

## Valuation

Valuation Cap: $40,000,000.00

Valuation Cap Details: The valuation cap of $40 million is an estimate based on a third-party valuation that was done as of April 30, 2022. That valuation was $32 million. Since that time, the company has completed a number of important milestones including hiring executive resources required to execute the Company's mission, completed significant drug development including successfully micronizing the product, entered into a research collaboration with NIH to study the compound for Idiopathic Pulmonary Fibrosis, and raised over $5 million equity capital. Based on these factors, Management determined that a $40 million valuation cap was appropriate.

## Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Product Development
  50.0%
  Additional work will be done to test different sources of ingredients to ensure that the desired product can be micronized and can be properly inhaled deep into the lung tissues. Potential sources include our own botanical, botanical acquired from a third-party and synthetic.

- Safety & Toxicology Study Design
  22.5%
  Design multiple studies to test for safety and toxicology in various animal species; execute initial studies.

- Operations/Burn
  22.0%
  Expenses related to salaries and all employee and contractor related costs, legal fees, IT support, marketing expenses, and other administrative expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

## Regulatory Information

### Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

### Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

### Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://rsbiotherapeutics.com (http://rsbiotherapeutics.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

### Updates

Updates on the status of this Offering may be found at: www.startengine.com/rs-biotherapeutics

### Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR RS BioTherapeutics, Inc.

[See attached]

# RS BIOTHERAPEUTICS, INC.

**FINANCIAL STATEMENTS**
**YEAR ENDED DECEMBER 31, 2023 AND 2022**
*(Unaudited)*

**INDEX TO FINANCIAL STATEMENTS**

(UNAUDITED)



## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
RS Bio Therapeutics Inc.
Cumberland, Maryland

We have reviewed the accompanying financial statements of RS Bio Therapeutics Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2023 and December 31, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management.  A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.  We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern.  The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

*SetApart FS*

February 28, 2024
Los Angeles, California

**RS BIOTHERAPEUTICS INC.**
BALANCE SHEET
(UNAUDITED)

| As of December 31, | 2023 | 2022 |
|---|---|---|
| (USD $ in Dollars) | | |
| **ASSETS** | | |
| Current Assets: | | |
| Cash & Cash Equivalents | $ 4,979 | $ 1,502,397 |
| Prepaids and Other Current Assets | 16,217 | 632 |
| **Total Current Assets** | **21,196** | **1,503,029** |
| | | |
| Right-of-Use Asset | 10,104 | 24,056 |
| **Total Assets** | $ **31,300** | $ **1,527,085** |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current Liabilities: | | |
| Accounts Payable | $ 310,144 | $ 221,568 |
| Promissory Notes and Loans | 589,895 | 589,895 |
| Accrued Interest Expense | 136,495 | 77,501 |
| Other Current Liabilities | 14,998 | 136,650 |
| **Total Current Liabilities** | **1,051,533** | **1,025,615** |
| | | |
| Lease Liability | 10,104 | 24,056 |
| **Total Liabilities** | **1,061,637** | **1,049,671** |
| | | |
| **STOCKHOLDERS EQUITY** | | |
| Common Stock | 560 | 549 |
| Series Seed Preferred Stock | 8 | - |
| Additional Paid in Capital | 4,507,749 | 2,968,068 |
| Subscription Receivable | - | - |
| Retained Earnings/(Accumulated Deficit) | (5,538,652) | (2,491,203) |
| | | |
| **Total Stockholders' Equity** | **(1,030,336)** | **477,414** |
| | | |
| **Total Liabilities and Stockholders' Equity** | $ **31,300** | $ **1,527,085** |

*See accompanying notes to financial statements.*

**RS BIOTHERAPEUTICS INC.**
STATEMENTS OF OPERATIONS
(UNAUDITED)

| For Fiscal Year Ended December 31, | 2023 | 2022 |
|---|---|---|
| (USD $ in Dollars) | | |
| Net Revenue | $ - | $ - |
| Cost of Goods Sold | - | - |
| Gross profit | - | - |
| | | |
| Operating expenses | | |
| General and Administrative | 2,141,072 | 1,419,884 |
| Research and Development | 773,691 | 548,176 |
| Sales and Marketing | 80,874 | 38,538 |
| Total operating expenses | 2,995,637 | 2,006,599 |
| | | |
| Operating Income/(Loss) | (2,995,637) | (2,006,599) |
| | | |
| Interest Expense | 59,473 | 77,501 |
| Other Loss/(Income) | (7,661) | (828) |
| Income/(Loss) before provision for income taxes | (3,047,449) | (2,083,273) |
| Provision/(Benefit) for income taxes | - | - |
| | | |
| **Net Income/(Net Loss)** | $ (3,047,449) | $ (2,083,273) |

*See accompanying notes to financial statements.*

## RS BIOTHERAPEUTICS INC.
### STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
### (UNAUDITED)

| (in , $US) | Common Stock | | Series Seed Preferred Stock | | Additional Paid In | Subscription | Retained earnings/ | Total Shareholder |
| | Shares | Amount | Shares | Amount | Capital | Receivable | (Accumulated Deficit) | Equity |
|---|---|---|---|---|---|---|---|---|
| Balance—December 31, 2021 | 5,000,000 $ | 500 | | $ - | $ - | $ (500) | $ (407,930) | $ (407,930) |
| Issuance of Stock | 488,332 | 49 | | - | 2,788,607 | 500 | | 2,789,156 |
| Share-Based Compensation | | | | | 179,461 | | | 179,461 |
| Net income/(loss) | | | | | | | (2,083,273) | (2,083,273) |
| Balance—December 31, 2022 | 5,488,332 | 549 | - | - | 2,968,068 | | $ (2,491,203) | $ 477,414 |
| Issuance of Stock | 107,989 | 11 | 75,502 | 8 | 1,133,117 | | | 1,133,136 |
| Share-Based Compensation | | | | | 406,563 | | | 406,563 |
| Net income/(loss) | | | | | | | (3,047,449) | (3,047,449) |
| Balance—December 31, 2023 | 5,596,321 $ | 560 | 75,502 $ | 8 | $ 4,507,749 | | $ (5,538,652) | $ (1,030,336) |

*See accompanying notes to financial statements.*

# RS BIOTHERAPEUTICS INC.
## STATEMENTS OF CASH FLOWS
## (UNAUDITED)

| For Fiscal Year Ended December 31, | 2023 | 2022 |
|---|---|---|
| (USD $ in Dollars) | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | |
| Net income/(loss) | $ (3,047,449) | $ (2,083,273) |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | |
| Share-based Compensation | 406,563 | 179,461 |
| Amortization of Right-of-Use Asset | 13,952 | 4,350 |
| Changes in operating assets and liabilities: | | |
| Prepaids and Other Current Assets | (15,585) | (632) |
| Accounts Payable | 88,576 | 111,519 |
| Other Current Liabilities | (121,652) | 136,650 |
| Accrued Interest Expense | 58,994 | 77,501 |
| Operating Lease | 1,648 | 850 |
| **Net cash provided/(used) by operating activities** | **(2,614,953)** | **(1,573,573)** |
| | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | |
| Purchases of Property and Equipment | - | - |
| **Net cash provided/(used) in investing activities** | **-** | **-** |
| | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | |
| Proceeds from Issuance of Stock | 1,133,136 | 2,789,156 |
| Borrowing on Promissory Notes and Loans | - | 287,318 |
| Lease Liability | (15,600) | (5,200) |
| **Net cash provided/(used) by financing activities** | **1,117,536** | **3,071,274** |
| | | |
| Change in Cash | (1,497,417) | 1,497,700 |
| Cash—beginning of year | 1,502,397 | 4,696 |
| **Cash—end of year** | **$ 4,979** | **$ 1,502,397** |
| | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | |
| Cash paid during the year for interest | $ 479 | $ - |
| Cash paid during the year for income taxes | $ - | $ - |
| | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | |
| Purchase of property and equipment not yet paid for | $ - | $ - |
| Issuance of equity in return for note | - | |
| Issuance of equity in return for accrued payroll and other liabilities | | |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

RS Bio Therapeutics Inc. was incorporated on February 8, 2021 in the state of Delaware. The financial statements of RS Bio Therapeutics Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Cumberland, Maryland.

RS BioTherapeutics Inc. ("RSBT") was incorporated on February 8, 2021. The first year was spent researching compounds and potential partners. On April 20, 2022, RSBT entered into an exclusive license and services agreement with Synthonics, Inc. The license gives RSBT worldwide rights to Chylobinoid, a patent-pending compound, for the treatment of pulmonary inflammation. Chylobinoid is the primary component of RSBT-001, the compound RSBT is studied for the treatment of COPD (Chronic Obstructive Pulmonary Disease) and IPF (Idiopathic Pulmonary Inflammation).

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $1,252,392, respectively.

**Subscription Receivable**

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

**Income Taxes**

RS Bio Therapeutics Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those

temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The company will generate revenue through a licensing agreement that grants RSBT worldwide rights to use the patent-pending compound for the treatment of all diseases characterized by pulmonary inflammation.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023 and December 31, 2022 amounted to $80,874 and $38,538, which is included in sales and marketing expenses.

**Stock-Based Compensation**

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense

ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1*—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2*—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

*Level 3*—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 28, 2024, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

**Lease Accounting**

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

*Effects of Adoption*

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1)

treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term.

## 3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

| As of Year Ended December 31, | 2023 | 2022 |
|---|---|---|
| Prepaid Expenses | $    16,217 | $         - |
| Other current asset | - | $       132 |
| **Total Prepaids and Other Current Assets** | **$    16,217** | **$       132** |

Other current liabilities consist of the following items:

| As of Year Ended December 31, | 2023 | 2022 |
|---|---|---|
| Tax Payable | $     2,962 | $   129,832 |
| Other current liabilities | 12,036 | 6,818 |
| **Total Other Current Liabilities** | **$    14,998** | **$   136,650** |

## 4.   CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company is authorized to issue 10,000,000 shares of stock at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 5,596,321 and 5,488,332 Common Stock were issued and outstanding, respectively.

**Preferred Stock**

The Company is authorized to issue 1,579,530 shares of Preferred Stock at a par value of $0.0001 par value. As of December 31, 2023, and December 31, 2022, 75,502 and 0 shares were issued and outstanding, respectively.

## 5.    SHAREBASED COMPENSATION

During 2021, the Company authorized the Stock Option Plan (which may be referred to as the "Plan").  The Company reserved 1,200,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of five years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

*Stock Options*

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

| As of Year Ended December 31, | 2023 |
|---|---|
| Expected life (years) | 10.00 |
| Risk-free interest rate | 3.95% |
| Expected volatility | 75% |
| Annual dividend yield | 0% |

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

| | Number of Awards | Weighted Average Exercise | Weighted Average Contract Term |
|---|---|---|---|
| Outstanding at December 31, 2021 | - | | - |
| Granted | 607,722 | $ 2.37 | |
| Exercised | | | |
| Expired/Cancelled | - | | - |
| Outstanding at December 31, 2022 | 607,722 | $ 2.37 | 9.76 |
| Exercisable Options at December 31, 2022 | - | $ 2.37 | 9.76 |
| Granted | 387,577 | $ - | |
| Exercised | (3,373) | $ - | |
| Expired/Cancelled | - | $ - | |
| Outstanding at December 31, 2023 | 991,926 | $ 2.37 | 8.76 |
| Exercisable Options at December 31, 2023 | 471,945 | $ 2.37 | 8.76 |

Stock options expense for the years ended December 31, 2023, and December 31, 2022, was $406,563 and $179,461, respectively.

## 6.    DEBT

**Promissory Notes & Loans**

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

| | | | | | For the Year Ended December 2023 | | | | | For the Year Ended December 2022 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Debt Instrument Name | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness |
| Promissory Note - Real Science Holdco LLC | $ 589,943 | 10.00% | 2020-2022 | 12/31/2022 | $ 58,994 | 136,495 | $ 589,895 | $ - | $ 726,391 | $ 50,886 | $ 77,501 | $ 589,895 | $ - | $ 667,397 |
| Total | | | | | $ 58,994 | $ 136,495 | $ 589,895 | $ - | $ 726,391 | $ 50,886 | $ 77,501 | $ 589,895 | $ - | $ 667,397 |

The summary of the future maturities is as follows:

**As of Year Ended December 31, 2023**

| | |
|---|---|
| 2024 | $    589,895 |
| 2025 | - |
| 2026 | - |
| 2027 | - |
| 2028 | - |
| Thereafter | - |
| **Total** | **$    589,895** |

**Lease**

On September 1, 2022, the Company entered into an operating lease agreement with H&S Development LLC, mostly for a certain of business premises located in Cumberland, MD 21502. The original lease is scheduled to terminate on August 31, 2024. The cumulative effects of the changes made to our balance sheet as of December 31, 2023, as a result of the adoption of the accounting standard update on leases were as follows:

| As of Year Ended December 31, | 2023 | 2022 |
|---|---|---|
| **Assets** | | |
| Right of use asset, net | $         10,104 | $         24,056 |
| **Liabilities** | | |
| Lease Liability | $         10,104 | $         24,056 |

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2023, are as follows:

|  | December 31, 2023 |
|---|---|
| 2024 | $ 10,104 |
| 2025 | - |
| 2026 | - |
| 2027 | - |
| 2028 |  |
| Thereafter | - |
| **Total** | $ 10,104 |

## 7. INCOME TAXES

Due to the Company's history of book and tax losses, no current or deferred income tax expense (or benefit) has been recorded for the years ended December 31, 2022 or December 31, 2023. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's noncurrent deferred tax assets and liabilities consist of the following:

| **Deferred Tax Assets** | **31-December-2023** | **31-December-2022** |
|---|---|---|
| Net Operating Loss Carryforwards | 817,400 | 278,700 |
| Capitalized Sec. 174 Costs | 170,100 | 57,600 |
| Other Intangible Assets | 170,600 | 92,000 |
| Other expenses | 162,800 | 80,800 |
| Less: Valuation Allowance | (1,320,900) | (509,100) |
| Net Deferred Tax Asset | - | - |

As of December 31, 2023, the Company has federal net operating loss carryforwards of $2,952,400 that can be carried forward indefinitely, and state net operating loss carryforwards of $3,094,500 that begin to expire in 2041. The Company has established a valuation allowance against its deferred tax asset due to the uncertainty surrounding the realization of such asset.

The difference between the amounts of income tax expense (benefit) recorded and the amount as calculated at the Federal statutory tax rate is primarily due to the change in the valuation allowance during the period, as well as certain permanent nondeductible items.

The Tax Reform Act of 1986, as well as certain state tax statutes, contains provisions that limit the ability to utilize net operating loss ("NOL") carryforwards in the case of certain events, including significant changes in ownership interests. If the Company's NOL carryforwards are limited and the Company has taxable income that exceeds the permissible

yearly NOL carryforwards, the Company could incur a federal or state income tax liability even though NOL carryforwards would be available from previous years.

The Company recognizes interest and penalties related to uncertain tax positions in the provision for income taxes. As of December 31, 2023, the Company had no accrued interest related to uncertain tax positions.

The Company has analyzed its filing positions in all significant federal and state jurisdictions where it is required to file income tax returns as well as open tax years in these jurisdictions. No income tax returns are currently under examination by taxing authorities.

The Company has evaluated its tax positions to consider whether it has any unrecognized tax positions. As of December 31, 2023, the Company does not have any uncertain tax liabilities.

## 8. RELATED PARTY

In the period from 2020 to 2022, the Company entered into a promissory note agreement with Real Science Holdco LLC, the largest shareholder, and borrowed $589,943. The note bears an interest rate of 10% per annum. As of December 31, 2023 and December 31, 2022, the outstanding balance of the loan is $589,895.

On January 1, 2022, the Company leases an office in Cumberland, MD, from CSB LLC. CSB LLC is owned by one of four shareholders of Real Science Holdco LLC. The lease expires on December 31, 2027, and the base rent is $1 and 00/$100 per annum.

On January 3, 2024, Damean Freas, one of four shareholders in Real Science Holdco LLC, loaned RS BioTherapeutics, $100,000 for a short period in January 2024. The loan was paid back with interest several days after the loan was made.

On January 18, 2024, Dean Hart, CEO, loaned $100,000 to RS BioTherapeutics. The loan was paid back with interest several days after the loan was made.

## 9. COMMITMENTS AND CONTINGENCIES

**Contingencies**

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023 through February 28, 2024, which is the date the financial statements were available to be issued.

On January 3, 2024, Damean Freas, one of four shareholders in Real Science Holdco LLC, loaned RS BioTherapeutics, $100,000 for a short period in January 2024. The loan was paid back with interest several days after the loan was made. On January 18, 2024, Dean Hart, CEO, loaned $100,000 to RS BioTherapeutics. The loan was paid back with interest several days after the loan was made.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

## 11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,995,637, an operating cash flow loss of $2,614,953, and liquid assets in cash of $4,979, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

## TEAM

Dean Hart – Chief Executive Officer

Michelle L. Shuffett, MD – Chief Medical Officer

THE PITCH

## Redefining Respiratory Treatment Paradigms



Redefining Respiratory Treatment Paradigms


THE PROBLEM & OUR SOLUTION

## The Future of Treating Pulmonary Inflammation is Here



RSBT-001


RS BioTherapeutics is developing RSBT-001, a **first-in-class,** revolutionary, multi-targeted immune modulator derived from non-intoxicating cannabinoids. By sidestepping the pitfalls of corticosteroids and targeting lung inflammation at multiple levels, it is believed that RSBT-001 could offer a safer and more effective alternative. With positive proof-of-concept and preclinical studies indicating the potential to impact a range of lung diseases associated with lung inflammation spanning COPD, IPF, and beyond, RSBT-001 will address critical unmet needs, positioning itself as a leader in respiratory drug development innovation.



"Our inability to substantially alter the course of the disease (COPD) with current pharmacotherapies is directly related to their ineffectiveness in controlling this inflammation. We eagerly await the advent of new, specific and effective anti-inflammatory medications to provide truly disease modifying treatment to our patients with COPD."
Sanjay Sethi, MD
Professor of Medicine and Division Chief, Pulmonary/Critical Care/Sleep Medicine at the University at Buffalo, State University of New York


THE MARKET & OUR TRACTION

## From Lab To Lungs



Pulmonary Inflammation Affects Millions Worldwide
140K
Individuals with IPF
$105.4B
Projected Global Respiratory Market (2030)
15.7M
Diagnosed with COPD


Source | Source | Source

RS BioTherapeutics tackles a market ripe with opportunity, targeting lung inflammation that affects millions worldwide, including 140,000 individuals with IPF[1] and 15.7 million diagnosed with COPD[2], the third leading cause of death globally[3]. With a $105.4 billion global respiratory market projected by 2030[4], the potential for disruptive medical innovation is immense.

Backed by a leadership team with extensive pharmaceutical and operational expertise, including CEO Dean Hart and CMO Dr. Michelle L. Shuffett, RS BioTherapeutics is forging a path towards industry progress and impact.



Forging a Path Towards Industry Progress and Impact
$2.7 Million Raised in 2022
$2.8 Million Raised in 2023 and early 2024
Active research collaboration with the NIH
Forthcoming IND filing on the horizon


Having raised $2.7 million in 2022 and an additional $2.8 million in 2023 and early 2024, alongside an active preclinical research collaboration with the NIH and a forthcoming IND filing on the horizon, RS BioTherapeutics will be addressing pressing medical needs for current and future generations.

WHY INVEST

## Seek a Better Tomorrow for Those Living with Lung Disease Today



Pioneering Respiratory Solutions Await
Become part of a future where respiratory wellness knows no bounds


Investors joining RS BioTherapeutics are joining a passionate team dedicated to transforming treatment paradigms for lung diseases. Our vision is fueled by hope, innovation, and improving the lives of the many individuals impacted by COPD, IPF, and other inflammatory lung diseases through groundbreaking, first-in-class medical solutions. Your investment will fuel product development, preclinical efficacy and safety studies, and crucial FDA filings, propelling us closer to reshaping the treatment landscape for millions worldwide.

With recent industry M&A benchmarks exceeding $1 billion, an NIH research collaboration, and positive preclinical study findings, we feel that RS BioTherapeutics will continue to evolve as a leader in respiratory drug development.

**Invest in RS BioTherapeutics and become part of a future where respiratory wellness knows no bounds.**

## ABOUT

HEADQUARTERS
**157 Baltimore St. Suite 140**
**Cumberland, MD 21502**

WEBSITE
View Site

RS BioTherapeutics is pioneering innovation in respiratory drug development, leading with first-in-class solutions to address the vast market potential of inflammatory lung diseases. Focused initially on Chronic Obstructive Pulmonary Disease (COPD) and Idiopathic Pulmonary Fibrosis (IPF), our groundbreaking approach is backed by positive proof-of-concept data, offering new avenues for treatment and care.

## TERMS

RS BioTherapeutics

**Overview**

| INTEREST RATE | VALUATION CAP |
|---|---|
| 5.0% | $40M |
| **MATURITY DATE** | **FUNDING GOAL** |
| Apr 25, 2026 | $10k - $1.24M |

**Breakdown**

| MIN INVESTMENT | OFFERING TYPE |
|---|---|
| $500 | Convertible Notes |
| **DISCOUNT RATE** | **TYPE OF EQUITY** |
| 15.0% | Series Seed-1 Preferred Stock |
| **CONVERSION TRIGGER** | |
| $1,000,000 | |

SEC Recent Filing

Offering Memorandum

Financials

Risks

*A convertible note offers you the right to receive Series Seed-1 Preferred Stock in RS BioTherapeutics. The amount of Series Seed-1 Preferred Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $40,000,000.00 Valuation Cap or if less, then you will receive a 15.00% discount on the price the new investors are paying. You also receive 5.00% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Series Seed-1 Preferred Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).*

*Annual Interest Rate subject to adjustment of bonus interests rates below.

**Investment Incentives and Bonuses***

Loyalty bonus - 10% bonus interest rate

Time-Based Perk

Early Bird

Invest within the first 2 weeks | get 10% bonus interest on your interest rate

Amount-Based Perks

Tier 1 Perk — Invest $10,000+ and receive 20% bonus interest on your interest rate

Tier 2 Perk — Invest $25,000+ and receive 30% bonus interest on your interest rate

Tier 3 Perk — Invest $50,000+ and receive a 50% bonus interest on your interest rate

*All perks occur when the offering ends.

**The 10% StartEngine Owners' Bonus**

RS BioTherapeutics, Inc. will offer 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the loyalty bonus in addition to the aforementioned bonus.

## PRESS

Associated Press

Today in Science

Associated Press

Yahoo Finance

## REWARDS

## JOIN THE DISCUSSION

## HOW INVESTING WORKS

## WHY STARTENGINE?

## FAQS

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Campaign Video

**Dean Hart:**

I wanted to have a career where I made a difference. RS BioTherapeutics was another opportunity for me to realize that dream.

**Justin Molignoni:**

My background started off as a RN in critical care and emergency medicine, and then I became a nurse practitioner pretty quickly after that. And as a nurse practitioner, I ended up specializing in something called ARDS. And through a lot of research for about a decade, I was able to find some significant ties between the endocannabinoid system and our lung function.

**Dean Hart:**

He saw the devastation that Covid had and knew that cannabinoids could have an impact on changing the way these patients were treated and the ultimate outcomes.

**Michelle Shuffett:**

We haven't had any innovation in the respiratory space for so long, and now we have this multi targeted immune modulator that has the potential to impact so many inflammatory lung diseases. And I'm really excited to be a part of the process in exploring and understanding the potential.

**Curtis Rhine:**

The more we see, the more excited we get about the compound. Even for a finance person like me, the opportunity to find out what else the compound can potentially do is very exciting,

**Michelle Shuffett:**

Because this drug shows potential to help patients with pulmonary inflammation and diseases associated with pulmonary inflammation.

**Curtis Rhine:**

That's really what drives us. We all have things we have to do, and they don't all relate directly to the patient, but in the back of all of our minds and in our hearts is that desire to bring the compound to market, to meet the need of millions of patients out there that are suffering with pulmonary inflammation and don't have a great alternative today.

**Dean Hart:**

And right now we're very small, but we're powerful. And when we bring everybody's thoughts together on how best to move this forward, not just our internal experts that we have in Curtis Rhine, Justin Molignoni, Dr. Shuffett, but others. We also bring in our advisors, and now we've added our therapeutic expert counsel. It is a formidable way to make decisions and to move this incredible compound down the path towards commercial success.

THE MARKET & OUR TRACTION VIDEO

Business Model

**Justin Molignoni:**

What we really have here is a platform.

**Dean Hart:**

This isn't a product for disease X, or a product for disease Y. RSBT-001 is a potential platform.

**Michelle Shuffett:**

And it's really unique, and there's a lot of opportunity within the respiratory space to truly help patients by reducing the inflammation associated with these diseases. So we're hoping that as we move forward with the clinical development of RSBT-001, our lead compound, that a larger pharmaceutical company recognizes the value of that product.

**Justin Molignoni:**

However, we also have the team, who are experienced, who have done so successfully for multi-billion dollar products, so we're not relying on one strategy or the other, but we have ourselves positioned very well for either.

Dean Hart:

I think Eli Lilly, CEO, at the recent J.P. Morgan Health Care Conference said it best - "We're open for business." We know that we have something here that's incredibly valuable, and because it's not for a single disease and it's a platform, that just makes us that much more confident.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK.  THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE **SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE** SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC.  THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY").  ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e).  THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS **AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR** ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS  AS INVESTMENT, LEGAL OR TAX ADVICE.  IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED.  EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO:     %%NAME_OF_ISSUER%%
        %%ADDRESS_OF_ISSUER%%


Ladies and Gentlemen:


1.      <u>Note Subscription</u>.

(a)     The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%], a %%STATE_OF_INCORPORATION%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein.  The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)     By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c)     This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion.  In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for.  The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected.  If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d)     The aggregate value of Securities sold shall not exceed %%MAX_FUNDING%% (the "Oversubscription Offering").   Providing that subscriptions for %%MIN_FUNDING%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e)     In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.      <u>Purchase Procedure</u>.

(a)     <u>Payment.</u> The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means.  Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)      Escrow arrangements. Payment for the Securities shall be received by Bryn Mawr Trust Company (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company.   The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary, LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF or (iii) under StartEngine Primary, LLC as custodian) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.).

(c) Transfers upon challenged transactions. In the event Subscriber challenges the payment of any amount hereunder for any reason or by any means, including but not limited to through a credit card dispute resolution process, and receives reimbursement of any amount after the Securities are issued, Subscriber agrees that it consents to the transfer of the Securities relating to such challenge to StartEngine Capital LLC or any affiliate thereof and hereby instructs the Company that such transfer be made to the order of StartEngine Capital LLC without any further action by Subscriber or the payment of any fee therefor.

3.      Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)      Organization and Standing.  The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_OF_INCORPORATION%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)      Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)      Issuance of the Securities.  The issuance, sale and delivery of the Securities in accordance

with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d)     Authority for Agreement.  The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company.  Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)     No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)     Financial statements.  Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31st, 2023 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. SetApart FS, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)     Proceeds.  The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)     Litigation.  There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager , director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4.      Representations and Warranties of Subscriber.   By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)     Requisite Power and Authority.   Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions.  All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing.  Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)     Investment Representations.   Subscriber understands that the Securities have not been registered under the Securities Act.   Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)     Illiquidity and Continued Economic Risk.  Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities.  Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d)     Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i)      To the Company;

(ii)     To an "accredited investor" within the meaning of Rule 501 of Regulation D under

the Securities Act;

(iii)     As part of an offering registered under the Securities Act with the SEC; or

(iv)     To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e)     <u>Investment Limits</u>.  Subscriber represents that either:

(i)     Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is the greater of (A) 5% of the lower of its annual income or net worth, or (B) $2,500; or

(ii)     Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is the greater of  10% of the lower of its annual income or net worth, and does not exceed $124,000.

(f)     <u>Subscriber information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.

(g)     <u>Company Information</u>.     Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities.  Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment.  Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h)     <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i)     Domicile.  Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j)     Foreign Investors.   If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities.  Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

(k) Stockholders' Agreements. Subscriber acknowledges that the conversion of its Securities into Series Seed Preferred Stock, par value $0.0001 per share ("Series Seed Preferred Stock"), pursuant to Section 3 of the Securities may require such Subscriber's execution of that certain Amended and Restated Stockholders Agreement, dated April 15, 2024, by and among the Company and certain stockholders thereto (the "Stockholders' Agreements"). Each Subscriber agrees to execute the Stockholders Agreements. Each Subscriber hereby agrees that, effective upon the conversion, to the extent any Subscriber is a party to this Subscription Agreement but has not executed each of the Stockholders Agreements, the Series Seed Preferred Stock issued in respect of such Securities shall be deemed issued into escrow and held by the Company until such time as such Subscriber shall execute and deliver to the Company a counterpart signature page to the Stockholders' Agreement. The holder of such Restricted Securities, by acceptance of ownership thereof, agrees to comply in all respects with the provisions of this Section 7. Before any proposed sale, pledge, or transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction or following the IPO, the transfer is made pursuant to SEC Rule 144, or with respect to any Restricted Securities acquired pursuant to a Regulation CF offering the transferred is made pursuant to 17 CFR §227.501 of the Securities Act prior to the first anniversary of the Restricted Securities being acquired in such Regulation CF offering. "Restricted Securities" means the securities of the Company required to be notated with the legend set forth in Section 7(b) hereof of the Amended and Restated Stockholders' Agreement.

5.     Revisions to Manner of Holding.

Subscriber understands that as a condition to investment in the Securities, the undersigned may be required to establish an account with StartEngine Primary LLC, and that the Securities will be recorded on the books of the Company as being held by StartEngine Primary LLC, as "Nominee" in omnibus as legal holder of record of the Securities. Subscriber will appear on the books of the Nominee as the beneficial owner of the Securities.  Subscriber agrees that in the event Subscriber does not provide information sufficient to affect such arrangement in a timely manner, the Company may repurchase the Securities at a price to be determined by the board of directors of the Company (the "Board of Directors").  Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Act into "street name" in a brokerage account in Subscriber's

name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event Subscriber does not provide information sufficient to affect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber agrees that as a condition to investment in the Securities, in the event StartEngine Primary LLC finalizes its custodial requirements in the future, Subscriber consents to StartEngine Primary LLC holding the securities as custodian (the "Custodian"), and any arrangements necessary to affect such manner of holding. The Securities will be recorded on the books of the Company as being held by the Custodian in omnibus as legal holder of record of the securities. The undersigned will appear on the books of the Custodian as the beneficial owner of the Securities.

6.      Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement.  The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.      Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS.  EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT.  EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 8 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF,

EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8.      Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

    If to the Company, to:        %%ADDRESS_OF_ISSUER%%

    If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9.      Miscellaneous.

(a)      All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)      This Subscription Agreement is not transferable or assignable by Subscriber.

(c)      The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d)      None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e)     In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)     The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)     This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)     The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)     The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j)     This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k)     If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l)     No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

%%NAME_OF_ISSUER%%

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)      The aggregate purchase price for the Convertible Notes the      %%VESTING_AMOUNT%%
undersigned hereby irrevocably subscribes for is:

(b)      The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_SIGNATURE%%
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

Date %%NOW%%.

\*   \*   \*   \*   \*

This Subscription is accepted    %%NAME_OF_ISSUER%%
on %%NOW%%.              By:
                               %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2024 - CF

$%%VESTING_AMOUNT%%  %%NOW%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on April 25, 2026 (the "Maturity Date").

2.      Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of 5% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3.      Conversion; Repayment Premium Upon Sale of the Company.

(a)      In the event that the Company issues and sells shares of its Preferred Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Preferred Stock resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Series Seed-1 Preferred Stock at conversion price equal to the lesser of (i) 85% of the per share price paid by the Investors or (ii) the price equal to the quotient of $40,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) For purposes of this Note, "Series Seed-1 Preferred Stock" shall mean a class of the Company's Series Seed Preferred Stock, par value $0.0001 per share, in all the same respects as the Company's existing Series Seed Preferred Stock, but for the liquidation price which will equal the conversion price as calculated above.

(b)      If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c)      Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least fifteen (15) days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of interest then outstanding under this Note plus one times the outstanding principal amount of this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Series Seed Preferred Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d)      For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation,

merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4.      Maturity.

Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Series Seed Preferred Stock-1 at a price per security equal to the quotient of 40,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion of exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

Notwithstanding the foregoing, if following a Maturity Conversion the Company completes a Qualified Financing which would have resulted in the Investor receiving additional shares of Series Seed-1 Preferred Stock had the Note not converted pursuant to a Maturity Conversion, then the Company shall issue the Investor an additional number of shares of Series Seed-1 Preferred Stock, so that taking into account any adjustment to the Conversion Price (as defined in the Amended and Restated Charter) of the Series Seed-1 Preferred Stock, the Investor shall have the right to a number of shares of Common Stock, on an as converted basis, as the Investor would have received in connection with a conversion of the Note pursuant to Section 3(a), assuming the conversion of the Note pursuant to Section 3(a) happened on the Maturity Date.

5.      Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6.      Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of Investors.

7.      Default. In the event of any "Event of Default" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "Event of Default", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth;

        a)      The Company's failure to pay when due any amount payable by it hereunder and such failure continues for 10 business days.

b)      The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues for 10 business days.

c)      Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d)      The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e)      The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f)      The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g)      Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8.      Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9.      Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10.     Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11.     Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12.     Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest

and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13.      Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%


Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%


[Remainder of page left blank]



Service Request# **20232964187**

# State of Delaware

SECRETARY OF STATE
DIVISION OF CORPORATIONS
P.O. BOX 898
DOVER, DELAWARE 19903

8033951
SHULMAN ROGERS
12505 PARK POTOMAC AVENUE
6TH FLOOR
POTOMAC, MD 20854

07-18-2023

ATTN: SUSAN SMITH

| DESCRIPTION | AMOUNT |
|---|---|
| 4352689 - RS BIOTHERAPEUTICS INC. | |
| 0245E Restated Stock | |
| Amendment Fee | $30.00 |
| Receiving/Indexing | $115.00 |
| Surcharge Assessment-New Castle County | $6.00 |
| Page Assessment-New Castle County | $189.00 |
| Data Entry Fee | $5.00 |
| Court Municipality Fee, Wilm. | $20.00 |
| Expedite Fee, Same Day | $200.00 |
| TOTAL CHARGES | $565.00 |
| TOTAL PAYMENTS | $565.00 |
| BALANCE | $0.00 |

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:03 PM 07/11/2023
FILED 12:03 PM 07/11/2023
SR 20232964187 - File Number 4352689

**AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
RS BIOTHERAPEUTICS INC.**

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

RS BioTherapeutics Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

**DOES HEREBY CERTIFY:**

1.      That the name of this corporation is RS BioTherapeutics Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on February 8, 2021, under the name Real Science, Inc. (the "**Original Charter**").

2.      The Original Charter was amended upon the filing of the Certificate of Amendment to the Certificate of Incorporation of Real Science, Inc. (the "**First Amendment**", and the Original Charter as amended by the First Amendment, the "**Amended Charter**") pursuant to the General Corporation Law on April 29, 2022, to change the name of Real Science, Inc. to RS BioTherapeutics Inc.

3.      That the Board of Directors duly adopted resolutions proposing to amend and restate the Amended Charter of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

**RESOLVED**, that the Amended Charter of this corporation be amended and restated in its entirety to read as follows:

**FIRST:** The name of this corporation is RS BioTherapeutics Inc. (the "**Corporation**").

**SECOND:** The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle, Delaware 19801. The name of the Corporation's registered agent at such address is The Corporation Trust Company.

**THIRD:** The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

**FOURTH:** The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 10,000,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 1,579,530 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.     COMMON STOCK

1.     General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2.     Voting. The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation that relates solely to the terms of one (1) or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one (1) or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one (1) or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.     PREFERRED STOCK

1,579,530 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed Preferred Stock**" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth and references to "Preferred Stock" mean the Series Seed Preferred Stock.

1.     Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, calculated on a Common Stock equivalent basis as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common

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Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The **"Original Issue Price"** shall mean, with respect to the Series Seed Preferred Stock, $6.331 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation ("**Dissolution**"), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one times (1x) the applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Liquidation Amount**"). If upon any Dissolution or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any Dissolution, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders and in the event of any Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 <u>Deemed Liquidation Events.</u>

2.3.1 <u>Definition.</u> Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least majority of the outstanding shares of Preferred Stock (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event:

      (a)     a merger or consolidation in which

            (i)     the Corporation is a constituent party or

            (ii)     a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

      (b)     (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 <u>Effecting a Deemed Liquidation Event.</u>

      (a)     The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in <u>Section 2.3.1(a)(i)</u> unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with <u>Sections 2.1</u> and <u>2.2</u>.

      (b)     In the event of a Deemed Liquidation Event referred to in <u>Section 2.3.1(a)(ii)</u> or <u>2.3.1(b)</u>, if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause

(ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3    Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

2.3.4    Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Initial Consideration.

3.     Voting.

3.1     General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

4.     Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1     Right to Convert.

4.1.1     Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" applicable to the Series Seed Preferred Stock shall initially be equal to $6.331. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2     Termination of Conversion Rights. In the event of a Dissolution or Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to holders of Preferred Stock pursuant to such Dissolution or Deemed Liquidation Event.

4.2     Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded to the nearest whole share.

4.3     Mechanics of Conversion.

4.3.1     Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of

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Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Series Seed Preferred Stock, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and, may, if applicable and upon written request, issue and deliver a certificate for the number (if any) of the shares of Series Seed Preferred Stock represented by any surrendered certificate that were not converted into Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 <u>Reservation of Shares</u>. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 <u>Effect of Conversion</u>. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the

need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

        4.3.4  <u>No Further Adjustment</u>. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

        4.3.5  <u>Taxes</u>. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this <u>Section 4</u>. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

      4.4    <u>Adjustments to Conversion Price for Diluting Issues</u>.

        4.4.1  <u>Special Definitions</u>. For purposes of this Article Fourth, the following definitions shall apply:

        (a)    **"Additional Shares of Common Stock"** shall mean all shares of Common Stock issued (or, pursuant to <u>Section 4.4.3</u> below, deemed to be issued) by the Corporation after the date the first share of Preferred Stock was issued (the **"Original Issue Date"**), other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, **"Exempted Securities"**):

    (i)    as to any series of Preferred Stock, shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock;

    (ii)    shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by <u>Section 4.5</u>, <u>4.6</u>, <u>4.7</u> or <u>4.8</u>;

    (iii)    shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation; or

    (iv)    shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the

8

conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security; or

(v)     shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation;

(vi)    shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation;

(vii)   shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation; or

(viii)  shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation.

(b)     "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c)     "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

4.4.2   No Adjustment of Conversion Price. No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

### 4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a)   If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any

such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 4.4.3(a)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)     Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)     If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4   Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a)     "$CP_2$" shall mean the Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

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(b) "CP₁" shall mean the Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP₁ (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP₁); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Section 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property. Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i)    The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii)    the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6    <u>Multiple Closing Dates</u>. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of <u>Section 4.4.4</u>, and such issuance dates occur within a period of no more than one hundred eighty (180) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5    <u>Adjustment for Stock Splits and Combinations</u>. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6     Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(1)     the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2)     the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Section as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7     Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8     Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the

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kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one (1) share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9     Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10    Notice of Record Date. In the event:

(a)     the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)     of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)     of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution,

liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof, and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder

action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6.       Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

7.       Waiver. Except as otherwise set forth herein, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Preferred Stock then outstanding and (b) at any time more than one (1) series of Preferred Stock is issued and outstanding, any of the rights, powers, preferences and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of at least majority of the shares of such series of Preferred Stock then outstanding.

8.       Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

**FIFTH:** Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

**SIXTH:** Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one (1) vote on each matter presented to the Board of Directors.

**SEVENTH:** Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

**EIGHTH:** Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

**NINTH:** To the fullest extent permitted by law, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors or

17

officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of, or increase the liability of any director or officer of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

**TENTH:** To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

**ELEVENTH:** The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability.

**TWELFTH:** Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs

doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

4.　　That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

5.　　That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

*[Signature Page Immediately Follows]*

**IN WITNESS WHEREOF,** this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 11th day of July 2023.

DocuSigned by:

By: Dean Hart

8F074A91BC33410...

Name: Dean Hart

Title: Chief Executive Officer

SECOND AMENDED AND RESTATED
STOCKHOLDERS' AGREEMENT

THIS SECOND AMENDED AND RESTATED STOCKHOLDERS' AGREEMENT (this "Agreement"), is made as of April 15, 2024, by and among RS BioTherapeutics Inc., a Delaware corporation (the "Company"), each of the investors listed on Schedule A hereto, each of which is referred to in this Agreement as a "Series Seed Preferred Investor", each of the prior stockholders listed on Schedule B hereto, each of whom is referred to herein as a "Existing Investor" (each of the Series Seed Preferred Investors and Existing Investors shall be referred to herein as an "Investor"), and each of the founding stockholders listed on Schedule C hereto, each of whom is referred to herein as a "Key Holder" (the Key Holders collectively with the Existing Investors, the "Existing Stockholders").

RECITALS

WHEREAS, certain of the Existing Stockholders hold shares of Capital Stock and possess certain rights pursuant to that certain Amended and Restated Stockholders Agreement dated as of July 7, 2023, by and among the Company and the Existing Stockholders (the "Prior Agreement"); and

WHEREAS, the Existing Stockholders holding at least a majority of the outstanding shares of Registerable Securities desire to amend and restate the Prior Agreement in its entirety and to accept the rights created pursuant to this Agreement in lieu of the rights granted to them under the Prior Agreement.

NOW, THEREFORE, the Existing Stockholders hereby agree that the Prior Agreement is hereby amended and restated in its entirety by this Agreement, and the parties to this Agreement further agree as follows:

1.      Definitions. For purposes of this Agreement:

      1.1      "Affiliate" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or other investment fund now or hereafter existing that is controlled by one (1) or more general partners, managing members or investment adviser of, or shares the same management company or investment adviser with, such Person.

      1.2      "Board of Directors" means the board of directors of the Company.

      1.3      "Capital Stock" means (a) shares of Common Stock and Preferred Stock (whether now outstanding or hereafter issued in any context), (b) shares of Common Stock issued or issuable upon conversion of Preferred Stock, and (c) shares of Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Company, in each case now owned or subsequently acquired by any Key Holder or any Investor, or their respective successors or permitted transferees or assigns. For purposes of the number of shares of Capital Stock held by an Investor or Key Holder  (or any other calculation

1

based thereon), all shares of Preferred Stock shall be deemed to have been converted into Common Stock at the then-applicable conversion ratio.

1.4 "Certificate of Incorporation" means the Company's Amended and Certificate of Incorporation of Incorporation, as amended and/or restated from time to time.

1.5 "Change of Control" means a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from holders of Company Capital Stock shares representing more than fifty percent (50%) of the outstanding voting power of the Company.

1.6 "Common Stock" means shares of the Company's common stock, par value $0.0001 per share.

1.7 "Company Notice" means written notice from the Company notifying the selling Key Holders and each Investor that the Company intends to exercise its Right of First Refusal as to some or all of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.8 "Competitor" means a Person engaged, directly or indirectly (including through any partnership, limited liability company, corporation, joint venture or similar arrangement (whether now existing or formed hereafter)), in Cannabinoid based Pharmaceuticals, but shall not include any financial investment firm or collective investment vehicle that, together with its Affiliates, holds less than twenty percent (20)% of the outstanding equity of any Competitor and does not, nor do any of its Affiliates, have a right to designate any members of the board of directors of any Competitor.

1.9 "Derivative Securities" means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Common Stock, including options and warrants.

1.10 "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.11 "Form S-1" means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

1.12 "Form S-3" means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits forward incorporation of substantial information by reference to other documents filed by the Company with the SEC.

1.13 "GAAP" means generally accepted accounting principles in the United States as in effect from time to time.

1.14 "Holder" means any holder of Registrable Securities who is a party to this Agreement.

1.15 "Immediate Family Member" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, life partner or similar statutorily-recognized domestic partner, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships of a natural person referred to herein

1.16 **"Investor"** means the Persons listed on Schedule A hereto and each of the prior stockholders listed on Schedule B hereto and each Person who hereafter becomes a signatory to this Agreement pursuant to Section 10.9, and any one of them, as the context may require.

1.17 "Investor Notice" means written notice from any Investor notifying the Company and the selling Key Holder(s) that such Investor intends to exercise its Secondary Refusal Right as to a portion of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.18 "IPO" means the Company's first underwritten public offering of its Common Stock under the Securities Act.

1.19 "Key Holders" means the Persons named on Schedule C hereto, each Person to whom the rights of a Key Holder are assigned pursuant to Section 8.1, each Person who hereafter becomes a signatory to this Agreement pursuant to Section 10.10, and any one of them, as the context may require.

1.20 "Major Investor" means any Investor that, individually or together with such Investor's Affiliates, holds at least 315,000 shares of Registrable Securities (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

1.21 "New Securities" means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

1.22 "Person" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.23 "Preferred Stock" means, collectively, shares of the Company's Series Seed Preferred Stock.

1.24 "Proposed Key Holder Transfer" means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by any of the Key Holders.

1.25 "Proposed Transfer Notice" means written notice from a Key Holder setting forth the terms and conditions of a Proposed Key Holder Transfer.

1.26 "Prospective Transferee" means any person to whom a Key Holder proposes to make a Proposed Key Holder Transfer.

1.27    "Registrable Securities" means any Common Stock or Preferred Stock.

1.28    "Registrable Securities then outstanding" means the number of shares determined by adding the number of shares of outstanding Common Stock that are Registrable Securities and the number of shares of Common Stock issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that are Registrable Securities.

1.29    "Restricted Securities" means the securities of the Company required to be notated with the legend set forth in Section 7(b) hereof.

1.30    "Right of Co-Sale" means the right, but not an obligation, of an Investor to participate in a Proposed Key Holder Transfer on the terms and conditions specified in the Proposed Transfer Notice.

1.31    "Right of First Refusal" means the right, but not an obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Transfer Stock with respect to a Proposed Key Holder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.32    "Secondary Notice" means written notice from the Company notifying the Investors and the selling Key Holder that the Company does not intend to exercise its Right of First Refusal as to all shares of any Transfer Stock with respect to a Proposed Key Holder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.33    "Secondary Refusal Right" means the right, but not an obligation, of each Investor to purchase up to its pro rata portion (based upon the total number of shares of Capital Stock then held by all Investors) of any Transfer Stock not purchased pursuant to the Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.

1.34    "Transfer Stock" means shares of Capital Stock owned by a Key Holder, or issued to a Key Holder after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), but does not include any shares of Preferred Stock or of Common Stock that are issued or issuable upon conversion of Preferred Stock.

1.35    "Undersubscription Notice" means written notice from an Investor notifying the Company and the selling Key Holder that such Investor intends to exercise its option to purchase all or any portion of the Transfer Stock not purchased pursuant to the Right of First Refusal or the Secondary Refusal Right.

1.36    "SEC" means the Securities and Exchange Commission.

1.37    "SEC Rule 144" means Rule 144 promulgated by the SEC under the Securities Act.

1.38    "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

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1.39 "Series Seed Preferred Stock" means shares of the Company's Series Seed Preferred Stock, par value $0.0001 per share.

2. **Agreement Among the Company, the Investors and the Key Holders.**

2.1 <u>Right of First Refusal</u>.

(a) <u>Grant</u>. Subject to the terms of <u>Section 8</u> below, each Key Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

(b) <u>Notice</u>. Each Key Holder proposing to make a Proposed Key Holder Transfer must deliver a Proposed Transfer Notice to the Company and each Investor not later than forty-five (45) days prior to the consummation of such Proposed Key Holder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Key Holder Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Key Holder Transfer. To exercise its Right of First Refusal under this <u>Section 2</u>, the Company must deliver a Company Notice to the selling Key Holder and the Investors within fifteen (15) days after delivery of the Proposed Transfer Notice specifying the number of shares of Transfer Stock to be purchased by the Company. In the event of a conflict between this Agreement and any other agreement that may have been entered into by a Key Holder with the Company that contains a preexisting right of first refusal, the Company and the Key Holder acknowledge and agree that the terms of this Agreement shall control and the preexisting right of first refusal shall be deemed satisfied by compliance with <u>Section 2.1(a)</u> and this <u>Section 2.1(b)</u>.

(c) <u>Grant of Secondary Refusal Right to the Investors</u>. Subject to the terms of <u>Section 8</u> below, each Key Holder hereby unconditionally and irrevocably grants to the Investors a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in this <u>Section 2.1(c)</u>. If the Company does not provide the Company Notice exercising its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Key Holder Transfer, the Company must deliver a Secondary Notice to the selling Key Holder and to each Investor to that effect no later than fifteen (15) days after the selling Key Holder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, an Investor must deliver an Investor Notice to the selling Key Holder and the Company within ten (10) days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence.

(d) <u>Undersubscription of Transfer Stock</u>. If options to purchase have been exercised by the Company and the Investors pursuant to <u>Sections 2.1(b)</u> and <u>(c)</u> with respect to some but not all of the Transfer Stock by the end of the ten (10) day period specified in the last sentence of <u>Section 2.1(c)</u> (the "Investor Notice Period"), then the Company shall, within five (5) days after the expiration of the Investor Notice Period, send written notice (the "Company Undersubscription Notice") to those Investors who fully exercised their Secondary Refusal Right within the Investor Notice Period (the "Exercising Investors"). Each Exercising Investor shall,

subject to the provisions of this Section 2.1(d), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Investor must deliver an Undersubscription Notice to the selling Key Holder and the Company within ten (10) days after the expiration of the Investor Notice Period. In the event there are two (2) or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Section 2.1(d) shall be allocated to such Exercising Investors pro rata based on the number of shares of Transfer Stock such Exercising Investors have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Investor has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Investors, the Company shall immediately notify all of the Exercising Investors and the selling Key Holder of that fact.

(e)     Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Board of Directors and as set forth in the Company Notice. If the Company or any Investor cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Investor may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Investors shall take place, and all payments from the Company and the Investors shall have been delivered to the selling Key Holder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Key Holder Transfer; and (ii) forty-five (45) days after delivery of the Proposed Transfer Notice.

2.2     Right of Co-Sale.

(a)     Exercise of Right. If any Transfer Stock subject to a Proposed Key Holder Transfer is not purchased pursuant to Section 2.1 above and thereafter is to be sold to a Prospective Transferee, each respective Investor may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the Proposed Key Holder Transfer as set forth in Section 2.2(b) below and, subject to Section 2.2(d), otherwise on the same terms and conditions specified in the Proposed Transfer Notice. Each Investor who desires to exercise its Right of Co-Sale (each, a "Participating Investor") must give the selling Key Holder written notice to that effect within fifteen (15) days after the deadline for delivery of the Secondary Notice described above, and upon giving such notice such Participating Investor shall be deemed to have effectively exercised the Right of Co-Sale.

(b)     Capital Stock Includable. Each Participating Investor may include in the Proposed Key Holder Transfer all or any part of such Participating Investor's Capital Stock equal to the product obtained by multiplying (i) the aggregate number of shares of Transfer Stock subject to the Proposed Key Holder Transfer (excluding shares purchased by the Company or the Participating Investors pursuant to the Right of First Refusal or the Secondary Refusal Right) by (ii) a fraction, the numerator of which is the number of shares of Capital Stock owned by such Participating Investor immediately before consummation of the Proposed Key Holder Transfer

and the denominator of which is the total number of shares of Capital Stock owned, in the aggregate, by all Participating Investors immediately prior to the consummation of the Proposed Key Holder Transfer, plus the number of shares of Transfer Stock held by the selling Key Holders. To the extent one (1) or more of the Participating Investors exercise such right of participation in accordance with the terms and conditions set forth herein, the number of shares of Transfer Stock that the selling Key Holder may sell in the Proposed Key Holder Transfer shall be correspondingly reduced.

(c)      Purchase and Sale Agreement. The Participating Investors and the selling Key Holder agree that the terms and conditions of any Proposed Key Holder Transfer in accordance with this Section 2.2 will be memorialized in, and governed by, a written purchase and sale agreement with the Prospective Transferee (the "Purchase and Sale Agreement") with customary terms and provisions for such a transaction, and the Participating Investors and the selling Key Holder further covenant and agree to enter into such Purchase and Sale Agreement as a condition precedent to any sale or other transfer in accordance with this Section 2.2.

(d)      Allocation of Consideration.

(i)      Subject to Section 2.2(d)(ii), the aggregate consideration payable to the Participating Investors and the selling Key Holder shall be allocated based on the number of shares of Capital Stock sold to the Prospective Transferee by each Participating Investor and the selling Key Holder as provided in Section 2.2(b), provided that if a Participating Investor wishes to sell Preferred Stock, the price set forth in the Proposed Transfer Notice shall be appropriately adjusted based on the conversion ratio of the Preferred Stock into Common Stock.

(ii)      In the event that the Proposed Key Holder Transfer constitutes a Change of Control, the terms of the Purchase and Sale Agreement shall provide that the aggregate consideration from such transfer shall be allocated to the Participating Investors and the selling Key Holder in accordance with Sections 2.1 and 2.2 of Article IV(B) of the Certificate of Incorporation and, if applicable, the next sentence as if (A) such transfer were a Deemed Liquidation Event (as defined in the Certificate of Incorporation), and (B) the Capital Stock sold in accordance with the Purchase and Sale Agreement were the only Capital Stock outstanding. In the event that a portion of the aggregate consideration payable to the Participating Investor(s) and selling Key Holder is placed into escrow and/or is payable only upon satisfaction of contingencies, the Purchase and Sale Agreement shall provide that (x) the portion of such consideration that is not placed in escrow and is not subject to contingencies (the "Initial Consideration") shall be allocated in accordance with Sections 2.1 and 2.2 of Article IV(B) of the Certificate of Incorporation as if the Initial Consideration were the only consideration payable in connection with such transfer, and (y) any additional consideration which becomes payable to the Participating Investor(s) and selling Key Holder upon release from escrow or satisfaction of such contingencies shall be allocated in accordance with Sections 2.1 and 2.2 of Article IV(B) of the Certificate of Incorporation after taking into account the previous payment of the Initial Consideration as part of the same transfer.

(e)      Purchase by Selling Key Holder; Deliveries. Notwithstanding Section 2.2(c) above, if any Prospective Transferee(s) refuse(s) to purchase securities subject to the Right of Co-Sale from any Participating Investor or Investors or upon the failure to negotiate

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in good faith a Purchase and Sale Agreement reasonably satisfactory to the Participating Investors, no Key Holder may sell any Transfer Stock to such Prospective Transferee(s) unless and until, simultaneously with such sale, such Key Holder purchases all securities subject to the Right of Co-Sale from such Participating Investor or Investors on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice and as provided in Section 2.2(d)(i); provided, however, if such sale constitutes a Change of Control, the portion of the aggregate consideration paid by the selling Key Holder to such Participating Investor or Investors shall be made in accordance with the first sentence of Section 2.2(d)(ii). In connection with such purchase by the selling Key Holder, such Participating Investor or Investors shall deliver to the selling Key Holder any stock certificate or certificates, properly endorsed for transfer, representing the Capital Stock being purchased by the selling Key Holder (or request that the Company effect such transfer in the name of the selling Key Holder). Any such shares transferred to the selling Key Holder will be transferred to the Prospective Transferee against payment therefor in consummation of the sale of the Transfer Stock pursuant to the terms and conditions specified in the Proposed Transfer Notice, and the selling Key Holder shall concurrently therewith remit or direct payment to each such Participating Investor the portion of the aggregate consideration to which each such Participating Investor is entitled by reason of its participation in such sale as provided in this Section 2.2(e).

(f)     Additional Compliance. If any Proposed Key Holder Transfer is not consummated within forty-five (45) days after receipt of the Proposed Transfer Notice by the Company, the Key Holders proposing the Proposed Key Holder Transfer may not sell any Transfer Stock unless they first comply in full with each provision of this Section 2.  The exercise or election not to exercise any right by any Investor hereunder shall not adversely affect its right to participate in any other sales of Transfer Stock subject to this Section 2.2.

2.3     Effect of Failure to Comply.

(a)     Transfer Void; Equitable Relief. Any Proposed Key Holder Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement).

(b)     Violation of First Refusal Right. If any Key Holder becomes obligated to sell any Transfer Stock to the Company or any Investor under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, the Company and/or such Investor may, at its option, in addition to all other remedies it may have, send to such Key Holder the purchase price for such Transfer Stock as is herein specified and transfer to the name of the Company or such Investor (or request that the Company effect such transfer in the name of an Investor) on the Company's books any certificates, instruments, or book entry representing the Transfer Stock to be sold.

(c)     Violation of Co-Sale Right. If any Key Holder purports to sell any Transfer Stock in contravention of the Right of Co-Sale (a "Prohibited Transfer"), each Participating Investor who desires to exercise its Right of Co-Sale under Section 2.2 may, in addition to such remedies as may be available by law, in equity or hereunder, require such Key Holder to purchase from such Participating Investor the type and number of shares of Capital Stock that such Participating Investor would have been entitled to sell to the Prospective Transferee had the Prohibited Transfer been effected in compliance with the terms of Section 2.2. The sale will be made on the same terms, including, without limitation, as provided in Section 2.2(d)(i) and the first sentence of Section 2.2(d)(ii), as applicable, and subject to the same conditions as would have applied had the Key Holder not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within ninety (90) days after the Participating Investor learns of the Prohibited Transfer, as opposed to the timeframe proscribed in Section 2.2. Such Key Holder shall also reimburse each Participating Investor for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Participating Investor's rights under Section 2.2.

3.     Drag-Along Right.

3.1     Definitions. A "Sale of the Company" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company (a "Stock Sale"); or (b) a transaction that qualifies as a "Deemed Liquidation Event" (as defined in the Certificate of Incorporation).

3.2     Actions to be Taken. In the event that (i) the holders of at least majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Preferred Stock (the "Selling Investors"); and (ii) the Board of Directors (collectively, (i)-(ii) are the "Electing Holders") approve a Sale of the Company (which approval of the Electing Holders must be in writing), specifying that this Section 3 shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth in Section 3.3 below, each stockholder and the Company hereby agree:

(a)     if such transaction requires stockholder approval, with respect to all Capital Stock that such stockholder owns or over which such stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Capital Stock in favor of, and adopt, such Sale of the Company (together with any related amendment or restatement to the Certificate of Incorporation required to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b)     if such transaction is a Stock Sale, to sell the same proportion of Capital Stock of the Company beneficially held by such stockholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Capital Stock, and, except as permitted in Section 3.3 below, on the same terms and conditions as the other stockholders of the Company;

(c)     to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 3, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, or escrow agreement, any associated voting, support, or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(d)     not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Capital Stock of the Company owned by such party or Affiliate in a voting trust or subject any Capital Stock to any arrangement or agreement with respect to the voting of such Capital Stock, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(e)     to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company, or (ii); asserting any claim or commencing any suit (x) challenging the Sale of the Company or this Agreement, or (y) alleging a breach of any fiduciary duty of the Selling Investors or any Affiliate or associate thereof (including, without limitation, aiding and abetting breach of fiduciary duty) in connection with the evaluation, negotiation or entry into the Sale of the Company, or the consummation of the transactions contemplated thereby;

(f)     if the consideration to be paid in exchange for the Capital Stock pursuant to this Section 3 includes any securities and due receipt thereof by any stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such stockholder in lieu thereof, against surrender of the Capital Stock which would have otherwise been sold by such stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board of Directors) of the securities which such stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Capital Stock; and

(g)     in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "Stockholder Representative") with respect to matters affecting the stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative,

within the scope of the Stockholder Representative's authority, in connection with its service as the Stockholder Representative, absent fraud, bad faith, gross negligence or willful misconduct.

3.3     Conditions. Notwithstanding anything to the contrary set forth herein, a stockholder will not be required to comply with Section 3.2 above in connection with any proposed Sale of the Company (the "Proposed Sale"), unless:

(a)     any representations and warranties to be made by such stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Capital Stock, including, but not limited to, representations and warranties that (i) the stockholder holds all right, title and interest in and to the Capital Stock such stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the stockholder have been duly executed by the stockholder and delivered to the acquirer and are enforceable (subject to customary limitations) against the stockholder in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into by the stockholder in connection with the transaction, nor the performance of the stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement to which the stockholder is a party, or any law or judgment, order or decree of any court or governmental agency that applies to the stockholder;

(b)     such stockholder is not required to agree (unless such stockholder is a Company officer or employee) to any restrictive covenant in connection with the Proposed Sale (including, without limitation, any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the Proposed Sale) or any release of claims other than a release in customary form of claims arising solely in such stockholder's capacity as a stockholder of the Company;

(c)     such stockholder and its Affiliates are not required to amend, extend or terminate any contractual or other relationship with the Company, the acquirer or their respective Affiliates, except that the stockholder may be required to agree to terminate the investment-related documents between or among such stockholder, the Company and/or other stockholders of the Company;

(d)     the stockholder is not liable for the breach of any representation, warranty or covenant made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);

(e)     liability shall be limited to such stockholder's applicable share (determined based on the respective proceeds payable to each stockholder in connection with such Proposed Sale in accordance with the provisions of the Certificate of Incorporation) of a negotiated aggregate indemnification amount that applies equally to all stockholders but that in no event exceeds the amount of consideration otherwise payable to such stockholder in connection with

such Proposed Sale, except with respect to claims related to fraud by such stockholder, the liability for which need not be limited as to such stockholder;

(f)        upon the consummation of the Proposed Sale (i) each holder of each class or series of the Capital Stock of the Company will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, and if any holders of any Capital Stock of the Company are given a choice as to the form of consideration to be received as a result of the Proposed Sale, all holders of such Capital Stock will be given the same option, (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless waived pursuant to the terms of the Certificate of Incorporation and as may be required by law, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Company's Certificate of Incorporation in effect immediately prior to the Proposed Sale; provided, however, that, notwithstanding the foregoing provisions of this Section 3.3(e), if the consideration to be paid in exchange for the Capital Stock held by the Key Holder or Investor, as applicable, pursuant to this Section 3.3(e) includes any securities and due receipt thereof by any Key Holder or Investor would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Key Holder or Investor of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Key Holder or Investor in lieu thereof, against surrender of the Capital Stock held by the Key Holder or Investor, as applicable, which would have otherwise been sold by such Key Holder or Investor, an amount in cash equal to the fair value (as determined in good faith by the Board of Directors) of the securities which such Key Holder or Investor would otherwise receive as of the date of the issuance of such securities in exchange for the Capital Stock held by the Key Holder or Investor, as applicable;

(g)        subject to clause (f) above, requiring the same form of consideration to be available to the holders of any single class or series of Capital Stock, if any holders of any Capital Stock of the Company are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such Capital Stock will be given the same option; provided, however, that nothing in this Section 3.3(g) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's stockholders.

3.4        Restrictions on Sales of Control of the Company. No stockholder shall be a party to any Stock Sale unless (a) all holders of Preferred Stock are allowed to participate in such transaction(s) and (b) the consideration received pursuant to such transaction is allocated among

the parties thereto in the manner specified in the Company's Certificate of Incorporation in effect immediately prior to the Stock Sale (as if such transaction(s) were a Deemed Liquidation Event), unless the holders of at least the requisite percentage required to waive treatment of the transaction(s) as a Deemed Liquidation Event pursuant to the terms of the Certificate of Incorporation, elect to allocate the consideration differently by written notice given to the Company at least ten (10) days prior to the effective date of any such transaction or series of related transactions.

3.5     Irrevocable Proxy and Power of Attorney. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the Chief Executive Officer of the Company, and a designee of the Selling Investors, and each of them, with full power of substitution, with respect to the matters set forth herein, including, without limitation, votes regarding any Sale of the Company pursuant to Section 3 hereof, and hereby authorizes each of them to represent and vote, if and only if the party (i) fails to vote, or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party's Capital Stock in favor of the election of persons as members of the Board of Directors determined pursuant to and in accordance with the terms and provisions of this Agreement or the increase of authorized shares or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of this Agreement or to take any action reasonably necessary to effect this Agreement. The power of attorney granted hereunder shall authorize the Chief Executive Officer to execute and deliver the documentation referred to in Section 3.2(c) on behalf of any party failing to do so within five (5) business days of a request by the Company. Each of the proxy and power of attorney granted pursuant to this Section 3.5 is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Capital Stock and shall not hereafter, unless and until this Agreement terminates or expires, purport to grant any other proxy or power of attorney with respect to any of the Capital Stock, deposit any of the Capital Stock into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Capital Stock, in each case, with respect to any of the matters set forth herein.

3.6     Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction; provided that no party that is regulated as a bank holding company under the Bank Holding Company Act of 1956, as amended, shall have the right to enforce against any stockholder any provision of this Agreement that (a) requires a stockholder to vote for or against any matter or (b) restricts or conditions the ability of a stockholder to transfer its Capital Stock.

4.    **"Market Stand-off" Agreement**. Each Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the registration by the Company of shares of its Common Stock or any other equity securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the IPO or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in applicable FINRA rules, or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock held immediately before the effective date of the registration statement for such offering or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 4 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement or to the establishment of a trading plan pursuant to Rule 10b5-1, provided that such plan does not permit transfers during the restricted period, and shall be applicable to the Holders only if all officers and directors are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than one percent (1%) of the Company's outstanding Common Stock (after giving effect to conversion into Common Stock of all outstanding Series Seed Preferred Stock). The underwriters in connection with such registration are intended third-party beneficiaries of this Section 4 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 4 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply pro rata to all Company stockholders that are subject to such agreements, based on the number of shares subject to such agreements.

5.    **Information Rights**.

    5.1    **Delivery of Financial Statements**. The Company shall deliver to each Major Investor, provided that the Board of Directors has not reasonably determined that such Major Investor is a competitor of the Company:

        (a)    as soon as practicable, but in any event within one hundred twenty (120) days after the end of each fiscal year of the Company (i) a balance sheet as of the end of such year, (ii) statements of income and of cash flows for such year, and (iii) a statement of stockholders' equity as of the end of such year;

        (b)    as soon as practicable, but in any event within forty-five (45) days after the end of each quarter of each fiscal year of the Company, unaudited statements of income

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and cash flows for such fiscal quarter, and an unaudited balance sheet as of the end of such fiscal quarter, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments; and (ii) not contain all notes thereto that may be required in accordance with GAAP);

(c)     as soon as practicable, but in any event thirty (30) days before the end of each fiscal year, a budget and business plan for the next fiscal year, prepared on a monthly basis, including balance sheets, income statements, and statements of cash flow for such months and, promptly after prepared, any other budgets or revised budgets prepared by the Company (such budget and business plan that is approved by the Board of Directors is collectively referred to herein as the "Budget");

(d)     with respect to the financial statements called for in Section 5.1(a) and Section 5.1(b), an instrument executed by the chief financial officer and chief executive officer of the Company certifying that such financial statements were prepared in accordance with GAAP consistently applied with prior practice for earlier periods (except as otherwise set forth in Section 5.1(b)) and fairly present the financial condition of the Company and its results of operation for the periods specified therein; and

(e)     such other information relating to the financial condition, business, prospects, or corporate affairs of the Company as any Major Investor may from time to time reasonably request; provided, however, that the Company shall not be obligated under this Section 5.1 to provide information (i) that the Company reasonably determines in good faith to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in a form acceptable to the Company); or (ii) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

If, for any period, the Company has any subsidiary whose accounts are consolidated with those of the Company, then in respect of such period the financial statements delivered pursuant to the foregoing sections shall be the consolidated and consolidating financial statements of the Company and all such consolidated subsidiaries.

Notwithstanding anything else in this Section 5.1 to the contrary, the Company may cease providing the information set forth in this Section 5.1 during the period starting with the date sixty (60) days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; provided that the Company's covenants under this Section 5.1 shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

5.2     Inspection. The Company shall permit each Major Investor (provided that the Board of Directors has not reasonably determined that such Major Investor is a competitor of the Company), at such Major Investor's expense, to visit and inspect the Company's properties; examine its books of account and records; and discuss the Company's affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by the Major Investor; provided, however, that the Company shall not be obligated pursuant to this Section 5.2 to provide access to any information that it reasonably and in good faith considers to be a trade secret or confidential information (unless covered by an enforceable

confidentiality agreement, in form acceptable to the Company) or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

5.3     Termination of Information. The covenants set forth in Section 5.1 and Section 5.2 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon the closing of a Deemed Liquidation Event, as such term is defined in the Certificate of Incorporation, whichever event occurs first.

5.4     Confidentiality. Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor or make decisions with respect to its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement (including notice of the Company's intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Section 5.4 by such Investor),(b) is or has been independently developed or conceived by such Investor without use of the Company's confidential information, or (c) is or has been made known or disclosed to such Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that an Investor may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent reasonably necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any prospective purchaser of any Registrable Securities from such Investor, if such prospective purchaser agrees to be bound by the provisions of this Section 5.4; (iii) to any Affiliate, partner, member, stockholder, or wholly owned subsidiary of such Investor in the ordinary course of business, provided that such Investor informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information; or (iv) as may otherwise be required by law, regulation, rule, court order or subpoena, provided that such Investor promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

6.     Rights to Future Stock Issuances.

6.1     Right of First Offer. Subject to the terms and conditions of this Section 6.1 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Major Investor. A Major Investor shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself, (ii) its Affiliates and (iii) its beneficial interest holders, such as limited partners, members or any other Person having "beneficial ownership," as such term is defined in Rule 13d-3 promulgated under the Exchange Act, of such Major Investor ("Investor Beneficial Owners"); provided that each such Affiliate or Investor Beneficial Owner (x) is not a Competitor, unless such party's purchase of New Securities is otherwise consented to by the Board of Directors, (y) agrees to enter into this Agreement and each of the Amended and Restated Stockholders Agreement of even date herewith among the Company, the Investors and the other parties named therein, as an "Investor" under each such agreement (provided that any Competitor shall not be entitled to any rights as a Major Investor under Sections 5.1, 5.2 and 6.1 hereof), and (z) agrees to

purchase at least such number of New Securities as are allocable hereunder to the Major Investor holding the fewest number of Series Seed Preferred Stock and any other Derivative Securities.

(a)    The Company shall give notice (the "Offer Notice") to each Major Investor, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b)    By notification to the Company within twenty (20) days after the Offer Notice is given, each Major Investor may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the Common Stock then held by such Major Investor (including all shares of Common Stock then issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Series Seed Preferred Stock and any other Derivative Securities then held by such Major Investor) bears to the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Series Seed Preferred Stock and any other Derivative Securities then outstanding). At the expiration of such twenty (20) day period, the Company shall promptly notify each Major Investor that elects to purchase or acquire all the shares available to it (each, a "Fully Exercising Investor") of any other Major Investor's failure to do likewise. During the ten (10) day period commencing after the Company has given such notice, each Fully Exercising Investor may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, up to that portion of the New Securities for which Major Investors were entitled to subscribe but that were not subscribed for by the Major Investors which is equal to the proportion that the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of Series Seed Preferred Stock and any other Derivative Securities then held, by such Fully Exercising Investor bears to the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Series Seed Preferred Stock and any other Derivative Securities then held, by all Fully Exercising Investors who wish to purchase such unsubscribed shares. The closing of any sale pursuant to this Section 6.1(b) shall occur within the later of one hundred twenty (120) days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Section 6.1(c).

(c)    If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Section 6.1(b), the Company may, during the one hundred twenty (120) day period following the expiration of the periods provided in Section 6.1(b), offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Major Investors in accordance with this Section 6.1.

(d)    The right of first offer in this Section 6.1 shall not be applicable to (i) Exempted Securities (as defined in the Certificate of Incorporation); (ii) shares of Common

Stock issued in the IPO; and (iii) the issuance of shares of Series Seed Preferred Stock to additional purchasers.

(e)     Notwithstanding any provision hereof to the contrary, in lieu of complying with the provisions of this Section 6.1, the Company may elect to give notice to the Major Investors within thirty (30) days after the issuance of New Securities. Such notice shall describe the type, price, and terms of the New Securities. Each Major Investor shall have twenty (20) days from the date notice is given to elect to purchase up to the number of New Securities that would, if purchased by such Major Investor, maintain such Major Investor's percentage-ownership position, calculated as set forth in Section 6.1(b) before giving effect to the issuance of such New Securities.

6.2     Termination. The covenants set forth in Section 6.1 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, or (ii) upon the closing of a Deemed Liquidation Event, as such term is defined in the Certificate of Incorporation, whichever event occurs first.

7.     Restrictions on Transfer.

(a)     The Registrable Securities shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act. A transferring Holder will cause any proposed purchaser, pledgee, or transferee of the Registrable Securities held by such Holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement. Notwithstanding the foregoing, the Company shall not require any transferee of shares pursuant to an effective registration statement or, following the IPO, SEC Rule 144, in each case, to be bound by the terms of this Agreement.

(b)     Each certificate, instrument, or book entry representing (i) the Registrable Securities, and (ii) any other securities issued in respect of the securities referenced in clause (i), upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall (unless otherwise permitted by the provisions of Section 7(c)) be notated with a legend substantially in the following form:

THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.

THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

The Holders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Section 7.

(c)    The holder of such Restricted Securities, by acceptance of ownership thereof, agrees to comply in all respects with the provisions of this Section 7. Before any proposed sale, pledge, or transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction or following the IPO, the transfer is made pursuant to SEC Rule 144, or with respect to any Restricted Securities acquired pursuant to a Regulation CF offering the transferred is made pursuant to 17 CFR §227.501 of the Securities Act prior to the first anniversary of the Restricted Securities being acquired in such Regulation CF offering, the Holder thereof shall give notice to the Company of such Holder's intention to effect such sale, pledge, or transfer, provided that no such notice shall be required in connection if the intended sale, pledge or transfer complies with SEC Rule 144. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Restricted Securities may be effected without registration under the Securities Act, whereupon the Holder of such Restricted Securities shall be entitled to sell, pledge, or transfer such Restricted Securities in accordance with the terms of the notice given by the Holder to the Company. The Company will not require such a notice, legal opinion or "no action" letter (x) in any transaction in compliance with SEC Rule 144; or (y) in any transaction in which such Holder distributes Restricted Securities to an Affiliate of such Holder for no consideration; provided that with respect to transfers under the foregoing clause (y), each transferee agrees in writing to be subject to the terms of this Section 7. Each certificate, instrument, or book entry representing the Restricted Securities transferred as above provided shall be notated with, except if such transfer is made pursuant to SEC Rule 144, the appropriate restrictive legend set forth in Section 7(b), except that such certificate instrument, or book entry shall not be notated with such restrictive legend if, in the opinion of counsel for such Holder and the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act.

8.    Exempt Transfers.

8.1    Exempted Transfers. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Sections 2.1 and 2.2 shall not apply (a) in the case of a Key Holder that is an entity, upon a transfer by such Key Holder to its stockholders, members, partners or other equity holders, (b) to a repurchase of Transfer Stock from a Key Holder by the Company at a price no greater than that originally paid by such Key Holder for such Transfer Stock and pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Board of Directors, (c) to a pledge of Transfer Stock by a Key Holder that creates a mere security interest in the pledged Transfer Stock, provided that the pledgee thereof agrees in writing

19

in advance to be bound by and comply with all applicable provisions of this Agreement to the same extent as if it were the Key Holder making such pledge, or (d) in the case of a Key Holder that is a natural person, upon a transfer of Transfer Stock by such Key Holder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, including any life partner or similar statutorily-recognized domestic partner, child (natural or adopted), or any other direct lineal descendant of such Key Holder (or his or her spouse, including any life partner or similar statutorily-recognized domestic partner) (all of the foregoing collectively referred to as "family members"), or any other relative/person approved by the Board of Directors, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by such Key Holder or any such family members; provided that in the case of clause(s) (a), (c), or (d), the Key Holder shall deliver prior written notice to the Investors of such pledge, gift or transfer and such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such transfer, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Key Holder (but only with respect to the securities so transferred to the transferee), including the obligations of a Key Holder with respect to Proposed Key Holder Transfers of such Transfer Stock pursuant to Section 2; and provided further in the case of any transfer pursuant to clause (a) or (d) above, that such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer.

8.2     Exempted Offerings. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2 shall not apply to the sale of any Transfer Stock (a) to the public in an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended; or (b) pursuant to a Deemed Liquidation Event (as defined in the Certificate of Incorporation).

8.3     Prohibited Transferees. Notwithstanding the foregoing, no Key Holder shall transfer any Transfer Stock to (a) any entity which, in the determination of the Board of Directors, directly or indirectly competes with the Company; or (b) any customer, distributor or supplier of the Company, if the Board of Directors should determine that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier, unless otherwise approved by the Board of Directors.

9.     Additional Covenants.

9.1     Employee Agreements. Unless otherwise approved by the Board of Directors, the Company will cause (i) each Person now or hereafter employed by it or by any subsidiary (or engaged by the Company or any subsidiary as a consultant/independent contractor) with access to confidential information and/or trade secrets to enter into a nondisclosure, proprietary rights assignment and non-solicitation agreement. In addition, the Company shall not amend, modify, terminate, waive, or otherwise alter, in whole or in part, any of the above-referenced agreements or any restricted stock agreement between the Company and any employee, without the consent of the Board of Directors.

9.2    Employee Stock. Unless otherwise approved by the Board of Directors, all future employees of the Company who purchase, receive options to purchase, or receive awards of shares of the Company's Capital Stock after the date hereof shall be required to execute restricted stock or option agreements, as applicable, providing for (i) vesting of shares over a five (5) year period, with the first twenty percent (20%) of such shares vesting following twelve (12) months of continued employment or service, and the remaining shares vesting in equal monthly installments over the following forty-eight (48) months, and (ii) a market stand-off provision substantially similar to that in Section 4. Without the prior approval by the Board of Directors, the Company shall not amend, modify, terminate, waive or otherwise alter, in whole or in part, any stock purchase, stock restriction or option agreement with any existing employee or service provider if such amendment would cause it to be inconsistent with this Section 9.2. In addition, unless otherwise approved by the Board of Directors, the Company shall retain (and not waive) a "right of first refusal" on employee transfers until the Company's IPO and shall have the right to repurchase unvested shares at cost upon termination of employment of a holder of restricted stock.

9.3    Successor Indemnification. If the Company or any of its successors or assignees consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, then to the extent necessary, proper provision shall be made so that the successors and assignees of the Company assume the obligations of the Company with respect to indemnification of members of the Board of Directors as in effect immediately before such transaction, whether such obligations are contained in the Company's Bylaws, the Certificate of Incorporation, or elsewhere, as the case may be.

9.4    Termination of Covenants. The covenants set forth in this Section 9, except for Section 9.3, shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, or (ii) upon a Deemed Liquidation Event, as such term is defined in the Certificate of Incorporation, whichever event occurs first.

10.    Miscellaneous.

10.1    Successors and Assigns. The rights under this Agreement may be assigned, but only with all related obligations and subject to the limitations set forth herein, by a Holder to a transferee of Registrable Securities that agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement, including the provisions of Section 4. For the purposes of determining the number of shares of Registrable Securities held by a transferee, the holdings of a transferee (1) that is an Affiliate or stockholder of a Holder; (2) who is a Holder's Immediate Family Member; or (3) that is a trust for the benefit of an individual Holder or such Holder's Immediate Family Member shall be aggregated together and with those of the transferring Holder; provided further that all transferees who would not qualify individually for assignment of rights shall, as a condition to the applicable transfer, establish a single attorney-in-fact for the purpose of exercising any rights, receiving notices, or taking any action under this Agreement. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

10.2    Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

10.3    Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

10.4    Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

10.5    Notices.

(a)    All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on Schedule A, Schedule B, or Schedule C (as applicable) hereto, or (as to the Company) to the principal office of the Company and to the attention of the Chief Executive Officer, or in any case to such email address or address as subsequently modified by written notice given in accordance with this Section 10.5. If notice is given to the Company, a copy (which copy shall not constitute notice) shall also be sent to Shulman, Rogers, Gandal, Pordy & Ecker P.A., Attn: Felix Kushnir, Esq.

(b)    Consent to Electronic Notice. Each Holder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "DGCL"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth below such Holder's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Investor and Key Holder agrees to promptly notify the Company of any change in such Holder's electronic mail address, and that failure to do so shall not affect the foregoing.

10.6    Amendments and Waivers. Any term of this Agreement may be amended, modified or terminated and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and the Holders of at least a majority of the Registrable Securities then

outstanding; provided that the Company may in its sole discretion waive compliance with Section 7 (and the Company's failure to object promptly in writing after notification of a proposed assignment allegedly in violation of Section 7 shall be deemed to be a waiver); and provided further that any provision hereof may be waived by any waiving party on such party's own behalf, without the consent of any other party. Notwithstanding the foregoing, (a) this Agreement may not be amended, modified or terminated and the observance of any term hereof may not be waived with respect to any Holder without the written consent of such Holder, unless such amendment, modification, termination, or waiver applies to all Holders in the same fashion (it being agreed that a waiver of the provisions of Section 6 with respect to a particular transaction shall be deemed to apply to all Investors in the same fashion if such waiver does so by its terms, notwithstanding the fact that certain Investors may nonetheless, by agreement with the Company, purchase securities in such transaction) and (b) Sections 5.1 and 5.2, Section 6 and any other section of this Agreement applicable to the Major Investors (including this clause (b) of this Section 10.6) may be amended, modified, terminated or waived with only the written consent of the Company and the holders of at least a majority of the Registrable Securities then outstanding and held by the Major Investors. Further, this Agreement may not be amended, modified or terminated, and no provision hereof may be waived, in each case, in any way which would adversely affect the rights of the Key Holders hereunder in a manner disproportionate to any adverse effect such amendment, modification, termination or waiver would have on the rights of the Investors hereunder, without also the written consent of the holders of at least a majority of the Registrable Securities held by the Key Holders. Notwithstanding the foregoing, Schedule A hereto may be amended by the Company from time to time to add transferees of any Registrable Securities in compliance with the terms of this Agreement without the consent of the other parties; and Schedule A hereto may also be amended by the Company after the date of this Agreement without the consent of the other parties to add information regarding any additional Investor who becomes a party to this Agreement in accordance with Section 10.9. The Company shall give prompt notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination, or waiver. Any amendment, modification, termination, or waiver effected in accordance with this Section 10.6 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one (1) or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

10.7    Severability. In case any one (1) or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

10.8    Aggregation of Stock; Apportionment. All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated Persons may apportion such rights as among themselves in any manner they deem appropriate.

10.9    Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Series Seed Preferred Stock after the date hereof,

any purchaser of such shares of Series Seed Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter shall be deemed an "Investor" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an "Investor" hereunder.

10.10 <u>Additional Key Holders</u>. In the event that after the date of this Agreement, the Company issues shares of Common Stock, or options to purchase Common Stock, to any employee or consultant, which shares or options would collectively constitute with respect to such employee or consultant (taking into account all shares of Common Stock, options and other purchase rights held by such employee or consultant) one percent (1%) or more of the Company's then outstanding Common Stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised or converted), the Company shall, as a condition to such issuance, cause such employee or consultant to execute a counterpart signature page hereto as a Key Holder, and such person shall thereby be bound by, and subject to, all the terms and provisions of this Agreement applicable to a Key Holder.

10.11 <u>Entire Agreement</u>. This Agreement (including any Schedules hereto), constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled. Upon the effectiveness of this Agreement, the Prior Agreement shall be deemed amended and restated and superseded and replaced in its entirety by this Agreement, and shall be of no further force or effect.

10.12 <u>Dispute Resolution</u>. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY

DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

      10.13   <u>Delays or Omissions</u>. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or non-defaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Stockholders' Agreement as of the date first written above.

COMPANY:

RS BioTherapeutics Inc.

By: DocuSigned by: Dean Hart 951AD2DB19D7427...

Name: Dean Hart

Title: Chief Executive Officer

KEY HOLDERS:

Signature: DocuSigned by: Justin Molignoni D5AB074147B248C...

Name: Justin Molignoni, Real Science HoldCo LLC

SERIES SEED PREFERRED INVESTORS:

By: ______________________________

Name: ______________________________

Title: ______________________________

EXISTING INVESTORS:

By: DocuSigned by: Justin Molignoni D5AB074147B248C...

Name: Justin Molignoni

Title: Chairman, Real Science HoldCo LLC

## SCHEDULE A

### SERIES SEED PREFERRED INVESTORS

<u>Name and Address</u>

On File with Company.

## SCHEDULE B

### EXISTING INVESTORS

**Name and Address**

On File with Company.

## SCHEDULE C

## KEY HOLDERS

### Name and Address

On File with Company.